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Follow-Up Materials

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REGISTRANT'S NAME Coca-Cola Hellenic Bottling

*CURRENT ADDRESS

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JUN 13 2002
THOMSON FINANCIAL

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FILE NO. 82- 5180 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 6/6/02

82-5780

Coca-Cola HBC

Annual Report 2001















Serving 500 million people in 26 countries



Armenia
Austria
Belarus
Bosnia & Herzegovina
Bulgaria
Croatia
Czech Republic
Estonia
Federal Republic of Yugoslavia
FYROM
Greece
Hungary
Italy – north and central
Latvia
Lithuania
Moldova
Nigeria
Northern Ireland
Poland
Republic of Ireland
Romania
Russia
Slovak Republic
Slovenia
Switzerland
Ukraine

Chairman's statement

A year of great progress

In reviewing 2001 performance, I am pleased to report that all of the goals we set for ourselves at the time of the merger with CCB have been achieved.

The first full year of the newly enlarged group has seen a continued improvement in performance – volume +8%, underlying EBITDA +18% and operating profit +56%. The strategy of delivering profitable volume growth, which is a balance of price realisation, product/package mix management and cost management is strongly reflected in our results.

Within our diverse and balanced portfolio of countries I should make specific reference to Nigeria, Russia and Ukraine where the benefits of the strategies outlined above are reflected in very strong results.

I would also like to refer to the acquisitions of those parts of Russia which we did not previously own and the Baltic states of Estonia, Latvia and Lithuania, that were completed on 23 November 2001 and on 2 January 2002 respectively. I am pleased to say that the integration of these businesses is going very well and we look forward to strong performance in the years ahead.

Our relationship with The Coca-Cola Company is critical to our long term success. Hence I am very pleased to say our partnership is stronger than ever, based on the solid foundation of a shared objective that the bottling system must generate returns in excess of cost of capital.

As we move forward we are fortunate to continue having an exceptional management team. During 2001 we bid farewell to the Group's first Chief Executive Officer, Neville Isdell, who retired after seeing the completion of the merger. His successor is Irial Finan who has 20 years' experience at various levels within the group.

The strengths we have exhibited during 2001 are, I believe, impressive. The key element in our performance is the commitment, enthusiasm and total dedication of every member of management and of our 35,000 employees. Under the leadership of Irial Finan, the management team and people at every level of the organisation are embracing our vision of becoming a world class sales organisation.

Last year, we welcomed two new Board Members, Mr Antonio D'Amato, and Mr Alexander R.C. "Sandy" Allan. Mr D'Amato, a lawyer by profession, is President of the Confederation of Italian Industry, and President of Finseda International Packaging Group, Europe's leading producer of food packaging. His appointment adds a valuable dimension to our already highly professional team.

Mr Sandy Allan is president and chief operating officer, Europe, Eurasia and Middle East Group, The Coca-Cola Company. Prior to this appointment, he served as president and chief operating officer, Asia Group. Mr Allan, who replaces Mr Charles Frenette who retired last year, has a lifetime of experience within the Coca-Cola system that will add further to the strength of the Board.

I would like to congratulate all employees on their achievement to date and to thank the members of the Board of Directors for their continued support. On the basis of the progress made so far, I have every confidence that we can continue to achieve the ambitious goals we have set for ourselves.

George A. David
Chairman, Coca-Cola HBC

Excellent potential for continued future growth

The year 2001 has been one of considerable success and progress for Coca-Cola HBC. Our financial results reflect our strategy of focusing on profitable volume growth and the efficient management of our asset base to maximise return on capital. We have a strong management team and have developed our vision of Coca-Cola HBC as a world class sales organisation.

We are delighted to welcome a number of new territories into the Coca-Cola HBC portfolio. With the addition of those parts of Russia not previously managed by Coca-Cola HBC, as well as the Baltic countries of Estonia, Latvia and Lithuania, we see excellent potential for continued profitable growth by the enlarged group.

Performance – our actions are delivering results
We are very pleased to have achieved significantly improved financial results for the year. These show volume growth of 8% (7% excluding the newly acquired Russian territories) and underlying earnings before interest, taxation, depreciation and amortisation ("EBITDA") growth of 18%. The underlying growth excludes €22.4 million of infrastructure and development payments received from The Coca-Cola Company in the first half of 2000 and one-off receipts of €6.7 million for insurance proceeds received in Q2 2001 and €14.5 million received in Q4 2000. The infrastructure and development payments ceased in the first half of 2000.

In the space of two years, the net result of the group has been transformed from a pro forma loss of €122 million in 1999 to a modest profit of €1.6 million in 2001, a significant achievement. The pro forma net loss in 2000 of €46.2 million includes amounts received from The Coca-Cola Company, the insurance proceeds mentioned above and the profit on sale of an associate, Frigoglass, of €24.7 million. The level of 2000's loss would have been greater had it not been for these amounts and this further demonstrates the significant turnaround achieved in 2001. This turnaround has been brought about by positive management actions to deliver profitable volume growth and by building on improving economic conditions in our emerging markets.

Foremost among the performances in our territories in 2001 has been the outstanding achievement in Nigeria, where we have seen the profit benefits of the price changes instigated in 2000. These prices were accepted in the market and volume increased over 36% compared to 2000. Greatly improved, positive EBITDA has been shown in Ukraine, Yugoslavia and our existing Russian operations. These businesses have benefited from the actions taken during the turbulent periods those countries went through, and the group is now reaping the rewards of our continued presence there.

The established markets in which the group operates are competitive territories with sophisticated consumers. We have invested in higher levels of sales and marketing activities in these territories throughout the year. We have sought to diversify the range of product choices available to consumers, particularly in juice and water. The introduction of Sprite and Schweppes brands in Ireland has also complemented our existing brands and partially offset the loss of the 7UP franchise which, as previously communicated, had a detrimental effect on growth. These markets achieved an underlying EBITDA increase of 4%. Adjusting for the loss of the 7UP franchise, EBITDA growth would have been 7% on an underlying basis.


985
1,008
1,086
1999
2000
2001
Volume
Millions of unit cases


7%
9%
12%
1999
2000
2001
Return on tangible assets


385
413
486
1999
2000
2001
Underlying EBITDA
Euro million






Building a world class sales organisation


Coca-Cola



In pursuing its vision to build a truly world class sales organisation across 26 countries, Coca-Cola HBC is firmly focused on delivering superior customer service and quality products, while further developing each market.

The strategy for achieving the group's aim is embodied in a simple formula: Availability, Affordability, Acceptability and Activation.

In each of the "4A's", Coca-Cola HBC is determined to set new benchmarks for service and superior marketplace execution.





Operating review continued

'...the acquisition of further territories presents an enormous opportunity for Coca-Cola HBC...'

Underlying EBITDA is reported after adjusting for the infrastructure and development payments received from The Coca-Cola Company in 2000 and insurance settlements received in both 2000 and 2001.

Strong underlying EBITDA growth of 19% was achieved in the developing markets, as the group continued to focus on delivering profitable volume and a widening product range. Sales initiatives and promotions have been used in these markets to demonstrate the affordability of our products in conditions of weak purchasing power. These markets have maintained stringent cost control to keep the operating cost base competitive. The level of EBITDA growth is testimony to the success of this strategy.

The principal performance measure for our asset efficiency is return on tangible assets ("ROTA") which increased from 9% to 12% during the year. There is continual focus on improving the utilisation of our asset base and careful management of our capital expenditure. During 2001 we spent a net €250 million on assets, and have continued to largely concentrate this on profitable cold drink equipment.

Further commentary on the financial performance of the market segments and on the financial management of our business is given in the Financial Review.

An expanding and substantial business

The acquisition of further territories in Russia and the Baltic states of Estonia, Latvia and Lithuania presents an enormous opportunity in the medium to long term for Coca-Cola HBC. We expect these new operations to generate positive EBITDA for 2002, as well as offer some synergies with our existing Russian operations. The territories acquired include the key centres of Moscow and St Petersburg, which both have a strong infrastructure already in place. In a short space of time we have been able to successfully integrate these acquisitions into our existing business. We have seen a strong recovery in 2001 in the territories that the group already owned in Russia, following the economic crisis which started in 1998.

These acquisitions mean that Coca-Cola HBC as a group now covers 26 countries, serving more than 500 million consumers, with a geographical range that stretches from Clifden in the west of the Republic of Ireland to Vladivostok in Eastern Russia, from Tallinn in Estonia to Lagos in Nigeria. We serve approximately 1.1 billion unit cases to consumers every year – that is 6.2 billion litres of product. These unit cases are made up of over 500 flavour and package combinations. This range of products enables us to reach out to every consumer to offer the right refreshment, at the right price, and in the right place – *availability, affordability* and *acceptability*. To achieve this our sales force strives to serve all our 500 million potential consumers and to really *activate* the products of Coca-Cola HBC.

Relationship with The Coca-Cola Company

Our relationship with The Coca-Cola Company ("TCCC") and designation as one of its key bottlers is fundamental to our business. We are committed to delivering value jointly with them and believe that bringing together our respective complementary skills increases the potential of our business.

One example of joint value delivery is Italy where we have agreed a multi-year plan to drive profitable growth in that important market. TCCC has consistently communicated its commitment to driving profitable volume growth for the entire system.

In 2001, TCCC continued to reaffirm its commitment to working closely with Coca-Cola HBC to invest in high potential growth markets to capture the enormous opportunities in the non-alcoholic ready-to-drink beverage categories.







Availability



Coca-Cola HBC reaches out to consumers by placing its full range of products not just within an arm's reach of desire, but by providing the right package, in the right location, at the right time. For breakfast that could be a chilled nutritious Amita, Cappy, Minute Maid or Hi-C juice drink; at lunch or on the beach, a refreshing Coca-Cola, Coca-Cola light, Sprite or Fanta; in the afternoon, after jogging or some other sports activity, a replenishing Powerade, Nestea Lemon Tea or simply a convenient Bonaqua bottled table or Avra mineral water; and in the evening a Kinley Soda or a Schweppes Ginger Ale, Tonic or Bitter Lemon.











To achieve the balance of providing the right drink and package at the right moment the group is keenly focused on developing strong relationships with customers, to ensure that the right products are in stock and highly visible and readily accessible whenever required. Wherever consumers happen to be, whenever they wish for a quality non-alcoholic beverage, Coca-Cola HBC is there providing a drink for every occasion.

‘...we continue to recognise the local requirements in each market...’

A broader product range
In order to satisfy the needs of this huge territory, we are continuing to respond to our consumers' changing preferences, and to introduce new flavours, packaging and promotions that complement the core brands of Coca-Cola, Coca-Cola light, Fanta and Sprite. This involves a combination of adding new brands and reinvigorating and reintroducing our existing portfolio to our customers and consumers. For example, 2001 saw the launch of Sprite in Ireland, the launch of *Minute Maid in Switzerland and the relaunch of the* Amita brand in Greece, all resulting in a very positive reaction from consumers.

The relaunch of Amita reactivated the juice market with more exciting package styles including Amita Fun! for younger consumers. Consumer awareness of the three flavours of Amita Fun! has increased due to the cartoon heroes, Amitakia, that promote these rapidly expanding brands.

Of course, our core brands remain the central profit drivers for Coca-Cola HBC, with the Coca-Cola brand accounting for over 50% of sales. We believe that Coca-Cola is the most well-known brand available in the world, and it continues to be the focus of our sales and marketing. We continue to take every opportunity to sell Coca-Cola in each of our markets, and although the brand is well over one hundred years old we are still developing initiatives to further improve the availability, affordability and acceptability of Coca-Cola. These opportunities require us to activate, excite and inspire the market to drink Coca-Cola.

With a portfolio of 26 countries, we continue to recognise the local requirements in each market. Each of our operations has the scope to manage its own businesses, and to sell the right products for its area. In Ukraine and Russia we have seen significant growth in Fruktime and Sparletta, which are priced to complement our core brands and customised to local flavours which are appealing to local consumers, and to develop our share in these emerging markets.

A world class sales organisation
Since the merger between Hellenic Bottling Company and Coca-Cola Beverages in August 2000, we have laid sound foundations for the group. The merger has been a genuine success, with the two organisations combining to form the largest bottler of alcohol-free beverages in Europe, and a key bottler of products of The Coca-Cola Company globally. This success has been due to a large extent to the passion and professionalism of our staff.

Coca-Cola HBC is building on this firm foundation and continuing to develop and expand its businesses. We have in place a strong set of financial results for 2001. We have significant infrastructure in place, with production facilities in 79 locations throughout the countries in which we operate. We also have a strong management team, combining the expertise from two fine companies.

In everything we do, we have a genuine commitment to quality, service, people, integrity, our customers, our consumers, the communities in which we operate and each of the stakeholders in our business. This business reaches over 500 million consumers and the only way to ensure that we serve them fully is by becoming a truly world class sales organisation.

Operating review continued

'...we put great emphasis into ensuring that all employees are exceptionally well trained and challenged...'

The importance of our people

Aspiring to be world class means inspiring the people who are at the heart of the business to deliver outstanding performance. As a people-intensive business, Coca-Cola HBC puts great emphasis on the skills and motivation of all its employees in order to ensure that they are exceptionally well trained and challenged on a daily basis. Strategies designed to attract, develop and retain the best people will build a robust organisation which can meet the challenges ahead. This energy and effort brings to life one of our core values – quite simply, people.

Organisation culture

From Greece to Ireland, from Russia to Nigeria, Coca-Cola HBC is a highly diverse organisation in terms of the markets it serves and the people it employs. Its people are bound together by a common culture, a culture in which they understand their roles and the contribution they make to the business wherever they are and whichever job they perform.

Throughout the group, responsibility for delivering results and improving performance is owned at country level. To support the country operations a core infrastructure has been created to provide a framework of world class business practices.

Performance is driven by aligning the actions of people with local and group goals. Key objectives are cascaded to everyone in the business creating fully aligned efforts, high levels of effectiveness and a strong sense of purpose.

An active policy to promote from within wherever possible requires a strong culture of developing employees' skills. In 2001, a significant investment was made, in time and money, to develop the talent within the company. This is a long term strategy which will continue to bear fruit in years to come.

Particular focus has been placed on developing the next generation of leaders of the business. This is a critical activity for the company due to the pace of change. In today's world it is important to have a pool of managers with the right level of skills and experience to successfully run each business unit in the future.

Leadership skill is viewed as an important company asset. Operating across 26 countries gives our talented people great opportunities to work in different cultures and environments. This benefits the company as these people can be deployed wherever they are needed in the group, and also benefits the individual in terms of the variety of potential career opportunities.

In 2001, the group forged a partnership with a leading international business school to involve managers in cutting-edge management thinking which they can apply pragmatically to driving improved business performance.

Putting learning into practice is key to the company's training strategy. Our core curriculum is aimed at excellence in leadership and sales, the key functions which make up the business. Many of the group's in-house experts have designed and delivered our functional training programmes to ensure that they are highly practical and relevant to the business.

At Coca-Cola HBC the responsibility for developing people is seen clearly as a key part of being a manager. Management teams are continually assessing the strength and depth of available talent and taking action to accelerate the development of everyone in the business.

The group is promoting a high performance culture across all markets to meet and exceed the expectations of customers and consumers, and to deliver value to shareholders.

'...concern for the environment is a key consideration across all our markets...'

Continuing to change

The group has been through a significant period of change over the past two years. The Russian business has been successfully integrated and we are now integrating and developing the recently acquired Baltic states. Considering the extent and potential of our portfolio of territories, change will be a significant theme for the short to medium term. We are developing a culture within Coca-Cola HBC where we can continue to fully embrace these changes, to learn from them and to further improve and develop the group.

2001 has seen the retirement of Neville Isdell and a seamless change in leadership to Irial Finan. Subsequently, we appointed four regional directors: John Brady, Tony Maher, Pericles Venieris and Warwick White. Each of them has significant experience of various parts of the Coca-Cola system and shares a common goal of developing the group into a truly world class sales organisation.

Efficient capital investment

Our net capital expenditure for the year was €250 million. We continue to focus capital investment on the higher profitability areas of the business such as cold drink equipment. We have redeployed assets and equipment within the group, where possible, to minimise cash outflows on fixed assets, as well as improve our return on existing assets. The benefit of this is seen in the three point improvement in return on tangible assets ("ROTA") achieved in 2001.

Concern for the environment

The environment is a key concern in every community in every part of the world. Coca-Cola HBC reflects this concern by making environmental protection a central focus in all its activities across every one of its markets in 26 countries.

Examples include:

- Implementation of an Environmental Management System (EMAS, ISO 14000) and the Ekosystem, which provides associates with the skills required to identify cost-saving opportunities relating to environmental burden reduction in production facilities. The group has devised strategies identifying how and where resources will be allocated, practices that provide implementation and guidelines, specific standards for measuring performance, and programmes targeted at fulfiling policy objectives.
- Conducting independent audits at all plants, giving a solid basis for a continuously improving process. The implementation of key performance indicators and internal reporting allows benchmarking and control of ongoing improvements for the entire group.
- Programme management through the appointment of trained country environmental coordinators and the conduct of regular environmental workshops to share best practices.
- Waste minimisation and proper waste management, involving everything from scrap cardboard to energy consumption to water discharge – bringing added benefits in cost reductions.
- Close co-operation with packaging suppliers to reduce global warming potential, based on international guidelines and standards.

Operating review continued

'...the year has been a successful one in many ways...'

- Active involvement in the creation of dedicated recovery schemes and waste management projects to assist in the recycling of post-consumer packaging. Tailored schemes, developed specifically to meet the requirements of individual countries and communities across Central and Eastern Europe, diverted more than 32,000 kilotons of packaging waste from the municipal solid waste stream in the year 2000.
- Environmental education programmes for students and the general community, targeted at anti-littering as well as active support for existing local environmental education campaigns.

Through these and other measures, the group is making a discernible difference in protecting the environment in its own operations and throughout the communities it serves.

A rewarding approach

The total commitment that Coca-Cola HBC makes to quality, in every single thing that we do, is at the very heart of our operations. It is a commitment that is constantly renewed and increasingly recognised and commended.

In countries across the group, this commitment has been acknowledged in the form of awards, prizes and certifications from governments, consumer organisations and industry bodies for activities ranging from operating standards and product development to social responsibility and environmental support.

We were very pleased that in its first bi-annual review, the company was included in the FTSE4Good Europe Index which forms part of the FTSE4Good series of socially responsible indices. Companies included in the index successfully meet criteria in the areas of working towards environmental sustainability, developing positive relationships with stakeholders and upholding and supporting universal human rights.

Our mission

In summary, the year has been a successful one in many ways and we continue along the path we started last year. Our operating activities continue to support our mission that

"We, the people of Coca-Cola HBC, will:

- Refresh our consumers
- Partner with our customers
- Reward our shareholders

...and enrich the lives of our local communities."


Coca-Cola

Innovation & rejuvenation







A concerted group-wide programme to extend, reinvigorate and create brands to serve ever changing consumer tastes and lifestyles achieved new heights in 2001.

During the year more than 130 new products were launched in 19 of the 26 countries in the Coca-Cola HBC system.

The introductions covered many of the beverage categories in the group's portfolio. They included everything from offering caffeine free Coca-Cola in Austria and Hungary, and Coca-Cola light in the Ukraine and Yugoslavia, as well as the launch of juice products such as Cappy in Bosnia, Croatia, Poland, Romania and


adidas



the Slovak Republic, Minute Maid in Italy and Austria, and the exciting Amita Plus in Greece.

Through its focus on identifying and developing opportunities for brand innovation, Coca-Cola HBC is further strengthening its position as the leading non-alcoholic beverage group in Europe. At the same time, it is confirming its pledge to build volume and profitable growth.






Coca-Cola

Financial review

Group financial highlights

The financial results for the first full year of operations of Coca-Cola HBC show strong growth in EBITDA, volume and revenue. A net profit of €1.6 million was generated compared with a loss of €46.2 million reported on a pro forma basis in 2000. These results include one month's contribution from the newly acquired Russian territories. The highlights of the group and segmental financial results are summarised below.

	2001	Pro forma 2000	% change versus 2000
For the year ended 31 December			
EBITDA	€492.6 million	€450.0 million	9%
Underlying EBITDA*	€485.9 million	€413.1 million	18%
Volume	1,085.8 million unit cases	1,007.6 million unit cases	8%
Volume (excluding acquired Russian territories)	1,075.7 million unit cases	1,007.6 million unit cases	7%
ROTA	12%	9%	3 points
Turnover	€3,511.2 million	€3,190.5 million	10%
Operating profit (excluding goodwill amortisation and exceptional items)	€228.9 million	€174.4 million	31%
Net profit/(loss)	€1.6 million	€(46.2) million	>100%
Cash flow from operating activities	€494.6 million	€335.0 million	48%
Dividends proposed	€42.6 million	€41.7 million	2%

Financial performance by market segment

	Volume growth % change vs 2000	EBITDA growth % change vs 2000	Underlying EBITDA growth % change vs 2000
Established markets	3%	(3%)	4%
Developing markets	(3%)	3%	19%
Emerging markets including acquired Russian territories	25%	62%	67%
Total including acquired Russian territories	8%	9%	18%
Total excluding acquired Russian territories	7%	9%	19%

* Underlying EBITDA reflects EBITDA excluding:

- Infrastructure and development payments of €22.4 million received from The Coca-Cola Company in the first six months of 2000; and
- Insurance settlements received of €6.7 million in Q2 2001 and €14.5 million in Q4 2000.

Established markets

Population: 70 million EBITDA: €292.5 million (-3%)

Unit cases: 502.3 million (+3%) Per capita consumption: 172

Volume in established markets grew by 3% to 502.3 million unit cases compared with 2000. In all established markets, core brand growth continues, increasingly in the more profitable single serve packages. We have sought to diversify the range of product choices available to consumers, particularly in juice and water. The introduction of Sprite and Schweppes brands in Ireland has also complemented our existing brands and partly offset the loss of the 7UP franchise.

The two largest markets, Greece and Italy, both had volume growth of 5% for the year. With these and other established markets, we are constantly looking for new means to excite the market, and have concentrated higher sales and marketing expenditure on activities in these territories. There has also been a focus on new product launches to achieve a broader product and package choice for consumers. In Greece, we re-launched the Amita juice brand with excellent results. The investment made in this brand during 2001 should show benefit for several years to come.

Established markets contributed €292.5 million to group EBITDA, 3% lower than the prior year. On an underlying basis EBITDA growth was 4%, ahead of volume growth. As previously communicated, the loss of the 7UP franchise in Ireland had a detrimental effect on growth. Adjusting for this, EBITDA growth would have been 7% on an underlying basis. Across our established markets we have seen the margin benefits of promoting the higher margin single serve packages, together with selective price increases. At the same time we are maintaining high operating efficiencies and focusing on cost control. An example of this is the savings that have been made through depot and logistics rationalisations in Italy and Austria.

The table below shows volume growth in 2001 and 2000 for each country:

	2001 % change vs 2000	2000 % change vs 1999
Austria	2%	-3%
Greece	5%	4%
Ireland	-3%	5%
Italy	5%	2%
Switzerland	3%	4%
Established markets total	**+3%**	**+2%**

Financial review continued

Developing markets

Population: 71 million EBITDA: €68.1 million (+3%)

Unit cases: 232.8 million (-3%) Per capita consumption: 79

Volumes in our developing markets are 3% lower than last year at 232.8 million unit cases. EBITDA is, however, 3% higher than 2000, 19% on an underlying basis, as a result of focus on higher pricing, gross margin improvement and cost control. Our goal is to ensure that the volume generated also achieves growth in profit levels to develop a long term, sustainable and profitable business.

Volumes in several of the markets were affected by poor early-summer weather compared with 2000, but Croatia, in contrast, saw higher volumes with a better tourist season in 2001. Throughout the developing markets, we continued to increase the range of products and package sizes available to consumers during 2001. Consumer price promotions were targeted towards retaining customers and making our products affordable to as wide a range of consumers as possible. The countries in this segment are within the European Union accession zone, but in several of these countries unemployment remains high and economic progress is slow.

The improvement in EBITDA in developing markets was achieved across all markets through targeted price increases, coupled with continued focus on cost control and the efficient use of assets. An example of this is Poland, where the organisation has been restructured and re-focused to ensure that we capture volume growth in this large market.

Included in developing markets' EBITDA of €68.1 million is a one-off receipt of €6.7 million for an insurance settlement resulting from losses incurred in Poland in 1999 due to a limited product recall. A similar recovery amounting to €14.5 million was included in EBITDA for 2000. Excluding these amounts, and the market infrastructure and development payments already referred to, underlying EBITDA growth is 19% on last year.

The table below shows volume growth in 2001 and 2000 for each country:

	2001 % change vs 2000	2000 % change vs 1999
Croatia	3%	3%
Czech Republic	-7%	11%
Hungary	-3%	8%
Poland	-6%	3%
Slovak Republic	6%	19%
Slovenia	-4%	-6%
Developing markets total	**-3%**	**+7%**

Emerging markets

Population: 271 million EBITDA: €132.0 million (+62%)

Unit cases: 350.7 million (+25%) Per capita consumption: 31

Throughout 2001, emerging markets have performed very strongly.

Volume in emerging markets grew by 25% in 2001 to 350.7 million unit cases. This includes sales of 10.1 million cases in the newly acquired Russian territories, and excluding this, on a constant territory basis, growth was 22%. Nigeria, the most significant market in the segment, achieved growth of 36%, following a decline of 21% in 2000. In Nigeria, volume recovery has occurred as the price increases initiated in 2000 were absorbed by the market and package changes have been eagerly received by customers. There was a further price increase in the last quarter of 2001 as we continued to strive towards ensuring profitable growth in the current improving economic conditions.

In Russia, economic stabilisation, together with increased brand awareness and the launch of new juice and water lines, is resulting in strong performances. Ukraine is seeing the results of significant investment in coolers and in-trade promotional activity to increase core brand awareness. In general, improving economic conditions across the European emerging markets have also enabled selective price increases to be taken in those countries.

EBITDA in emerging markets was €132.0 million, representing growth of 62%. The newly acquired Russian territories had negligible impact on 2001 EBITDA. The strongest performing operations in this segment were in Nigeria, Russia and Ukraine. In Nigeria, profit has been built on higher volumes, combined with price increases made in 2000. In Russia and Ukraine the product range has expanded, including Fruktime and Sparletta brands and both countries have seen the benefit of stabilising economic conditions. We have also seen strong growth in Yugoslavia following the political changes in 2000.

The higher volume levels and wider product offering have been combined with better asset utilisation to achieve cost efficiencies across these territories. We continue to redeploy assets where it is practical and efficient to do so.

The table below shows volume growth in 2001 and 2000 for each country:

	2001 % change vs 2000	2000 % change vs 1999
Armenia	24%	-4%
Belarus	95%	-38%
Bosnia	18%	21%
Bulgaria	-8%	6%
FYROM	2%	30%
Moldova	10%	-12%
Nigeria	36%	-21%
Romania	2%	24%
Russia (excluding acquired Russian territories)	29%	63%
Ukraine	34%	-13%
Yugoslavia	59%	4%
Emerging markets total (excluding acquired Russian territories)	+22%	-1%
Emerging markets total (including acquired Russian territories)	+25%	n/a

Financial review continued

The group and the merger
Coca-Cola HBC was formed on 9 August 2000 through the merger of Hellenic Bottling Company S.A. with Coca-Cola Beverages plc. The group has its primary listing on the Athens stock exchange and secondary listings on the London and Australian stock exchanges.

Basis of the financial information
This financial review covers the performance of the group. The financial results are presented in euros, which is the principal operating currency of the group. Comparative financial information for 2000 is given on a pro forma basis following the merger in August 2000 to provide a meaningful prior year comparison. These accounts are prepared under International Accounting Standards ("IAS"). The group also prepares accounts under Greek Accounting Standards for Greek statutory and regulatory requirements.

Our key performance measures for the growth and profitability of our business are volume, EBITDA and ROTA.

- Volume is measured on a unit case basis.
- EBITDA is defined as earnings before interest, tax, depreciation and amortisation. In an international environment where financial statement presentation can differ significantly between countries, EBITDA gives a consistent measure allowing comparison of performance with other businesses similar to ours.
- ROTA is defined as return on tangible assets. This measure focuses on returns from the productive capital invested in the business. The measure excludes goodwill and the amortisation of goodwill.

Overview of financial results
Economic and market conditions
2001 has seen increasing economic and political stability and assurance in several of our key markets, notably Russia, Ukraine, Yugoslavia and Nigeria. However, there remain significant economic pressures on some central European territories.

1 January 2002 saw the final stage of the introduction of the euro. At present, four countries of the group (Austria, Greece, Ireland and Italy) are European Union (EU) members and are part of the euro currency zone. The importance of the currency to Coca-Cola HBC will increase as the new currency is introduced across other European countries within the group. Many of the other countries are aspiring EU members and already derive economic benefit from the EU and are aligning their currencies to the euro. The countries of Czech Republic, Hungary, Poland, Slovenia and the Baltic states already have advanced negotiations about EU membership which they began in 1998. Others are following their lead.

Financial results for the year
As stated in the group financial highlights, EBITDA, our principal financial measure, increased by 9% to €492.6 million. On an underlying basis, EBITDA increased by 18% to €485.9 million. This underlying basis excludes exceptional insurance settlements of €6.7 million during 2001 and €14.5 million in 2000, and infrastructure and development payments of €22.4 million received in 2000 from The Coca-Cola Company. No further amounts are to be received under this arrangement.

EBITDA excludes non-cash charges of €257.0 million for depreciation of tangible fixed assets and €110.5 million for the amortisation of goodwill.

Acquisitions
On 23 November 2001 the transaction was completed with The Coca-Cola Company to acquire all The Coca-Cola Company owned bottling operations in Russia. The completed transaction includes operations in Moscow, St Petersburg, Central Russia and the Russian Far East, as well as the acquisition of a minority interest held by The Coca-Cola Company in our subsidiary, Coca-Cola Molino Beverages Limited.

On 2 January 2002 the purchase from The Coca-Cola Company of the bottling operations in the Baltic countries of Estonia, Latvia and Lithuania was completed.

The total consideration for the Russian operations amounted to €139.8 million, after the deduction of net debt. No incremental goodwill was generated as a result of the acquisition. Further details are disclosed in note 17 to the financial statements. The consideration for the Baltic countries was €7.2 million, after the deduction of net debt.

Exceptional items
Exceptional operating income of €6.7 million has been recognised in 2001 in respect of an insurance settlement received in Poland in the second quarter. Exceptional operating income of €14.5 million was recognised in 2000, in respect of an insurance settlement received in December 2000, relating to the product contamination issues faced in Belgium and France in 1999.

Exchange impact
The euro weakened marginally during 2001 against other European currencies in which the group operates. The group saw a small benefit in the translation of its results into euro as a result of this but also experienced an increase in foreign currency denominated costs (principally those which are dollar based). The overall effect on the group was broadly neutral.

Financing costs
Financing costs consist of net interest expense, plus hyper-inflationary gains and losses and exchange gains and losses on borrowings. These totalled €66.2 million in 2001 (€94.4 million on a pro forma basis in 2000).

Tax charge
The group's effective tax rate, excluding amortisation of goodwill, is 26% for the year to December 2001, compared to 47% in 2000. Increased country profitability has enabled us to achieve a lower effective group rate, as historical tax losses and other tax efficiencies are utilised. Our continued focus on taxation management is now being reflected in our results and we would anticipate an effective tax rate in the future of 30-35%, excluding goodwill amortisation.

The group effective tax rate at 26%, excluding the amortisation of goodwill, is lower than the Greek statutory rate of 35% due to the impact of utilisation of previously unrecognised losses, tax holidays and non-deductible expenses. Tax rates in the countries in which the group operates range from 10%-51%.

Financial review continued

Capital expenditure

The group spent a net €250 million on fixed assets in the year, an increase of €60 million over last year. We are continuing to focus capital investment on the higher profitability areas of the business such as cold drink equipment. We have redeployed assets and equipment within the group, where possible, to minimise cash outflows on fixed assets, as well as improving our return on existing assets.

Return on tangible assets

The capital investment in our business is substantial with tangible fixed assets totalling approximately €2.1 billion euros. Our priority is to maximise the efficiency and return on these assets and ROTA is one of our three key indicators of performance.

This measure focuses on returns from the productive capital invested in the business. The measure excludes goodwill and the amortisation of goodwill. In 2001, ROTA was 12% compared with 9% in 2000. This increased return reflects the initiatives taken in 2000 and 2001 to deploy assets around the group in order to maximise their efficient use as well as our continued focus on the returns achieved from our capital investment.

Dividends

The total dividend proposed and payable by the group in respect of 2001 is €42.6 million. Under IAS 10, this is not recognised on the balance sheet until approval at the Annual General Meeting. This dividend requires approval at the AGM to be held on 20 May 2002. This compares to a dividend declared and paid in 2001 of €41.7 million.

Treasury and funding

Management of financial risk

The financial risks faced by the group arise from adverse movements in currency rates, interest rates and commodity prices. The board has approved Coca-Cola HBC's Treasury Policy and Chart of Authority, which provide the control framework for all treasury and treasury related transactions.

Treasury policy and objectives

Coca-Cola HBC Group Treasury is responsible for managing the financial risks of Coca-Cola HBC and all its subsidiaries in a controlled manner, which is consistent with the board of directors' approved policies. These policies include:

- hedging transactional exposures to reduce risk and limit volatility. Financial markets risk management products may be used, provided they qualify as hedging activities defined by the policy;
- ensuring that all transactions are executed in the most cost efficient manner, are controlled effectively and are undertaken with approved counter-parties.

Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. To qualify as hedging, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability, committed or forecast transaction.

In the context of overall Treasury Policy, and in line with board approved operating parameters, specific objectives apply to the management of financial risks. These objectives are disclosed under their respective headings below.

Operating parameters

Authority to execute transactions, including hedging activity with approved financial institutions, has been delegated by the board of directors to the director of tax and treasury and the group treasurer. Under this authority, only specified permitted financial instruments, including hedging products, may be used for specified permitted transactions.

The use of hedging products is restricted to circumstances where they do not subject Coca-Cola HBC to increased market risk. The market rate risk created by the use of hedging products should be offset by the market rate risk on the specific underlying exposures they are hedging.

The estimated fair value of hedging products used to hedge or modify our risks fluctuates over time. These fair value amounts should not be viewed in isolation but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in our exposure to adverse fluctuation in interest rates, foreign exchange rates, commodity and other market risks.

Borrowings and group funding arrangements

Medium term funding for the group is based on the need to ensure a consistent supply of committed funding at company and subsidiary level, at minimum cost given market conditions, to meet the anticipated capital and operating funding requirements of the group. Short term liquidity management is based on the requirement to obtain adequate and cost-effective short term liquidity for the group.

At 31 December 2001 the Group had consolidated borrowings of €1,413.8 million (2000: €1,318.7 million). Of these facilities, 15% was held as current debt and 85% as long term debt.

In order to meet its future funding requirements, the group had, at 31 December 2001, cash and cash equivalents of €152.6 million, and undrawn multi-currency committed facilities of €750 million. Of these facilities, 100% will mature after more than one year (see note 18 to the financial statements).

Refinancing group debt

The group has continued to diversify its funding sources and lengthen its debt maturity profile. During the year, a €2 billion Euro Medium Term Note programme was arranged. This facility was utilised to issue €625 million of 5-year bonds and two medium term notes of €200m with a 2-year maturity and €300m with a 3-year maturity. There was no incremental increase in debt as a result of these transactions.

Further issuance over a range of maturities will deliver the objective of reducing liquidity risk and will assist in maintaining the quality profile Coca-Cola HBC currently has in the debt capital markets.

Interest rate management

The group manages its interest rate costs using a combination of fixed and floating rate debt and interest rate swap agreements. Interest rate swap agreements outstanding at 31 December 2001, have maturities ranging from one to five years. At 31 December 2001, 42% (2000: 39%) of total debt was held as fixed rate debt due to interest rate swaps.

Financial review continued

Foreign currency management
The group's foreign exchange exposures arise primarily from adverse changes in exchange rates in countries in Central and Eastern Europe. Due to this exposure, the group's results are affected in several ways including:

- raw materials purchased in currencies such as US dollars or euros can lead to higher cost of sales which, if not recovered in local pricing, will lead to reduced profit margins;
- devaluations of weaker currencies that are accompanied by high inflation and declining purchasing power can adversely affect turnover and unit case volume; and
- as some operations have functional currencies other than the reporting currency, euro, any change in the functional currency against the euro impacts the group's profit and loss and balance sheet when results are translated into euro.

Financial instruments
The group uses financial instruments, such as forward exchange contracts and currency options, to further reduce our net exposure to currency fluctuations. These contracts normally mature within one year. The group does not, as a matter of policy, enter into speculative financial instruments.

Where possible, the group hedges at least 50% of foreign exchange transaction exposures. It is the group's policy to negotiate the terms of hedging products to match the terms of the hedged item to maximise hedge effectiveness.

Commodities
The group hedges exposures to changes in movements in market prices associated with raw material purchases primarily by using commodity futures. Currently the group only holds sugar commodity futures. These contracts normally mature within one to two years.

Insurance and risk management
The group risk and insurance function provides all operations with appropriate methodologies to identify, assess and control key risks. External professional advisers have been used both to ratify the group risk management approach, and to support the process at group and local level.

Group insurances have been effected to provide catastrophe, property and liability protection. Local insurance contracts have been put in place beneath the group policies to provide necessary legal compliance and working loss protection.

Best practice risk control guidelines have been established and are audited against at all key locations. These guidelines and audits focus specifically on property loss control, safety management, business continuity planning and environmental compliance. Training courses, focusing on areas of risk control weakness highlighted in audits, have been run for all operations.

Contingencies and legal claims
The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the company of approximately 2.9 million euros and requiring changes in the company's commercial practices in respect of free on-loan coolers in certain outlets in Greece. The fine relates to the company's commercial dealings with certain wholesalers during the period 1991-1999. The company has decided to appeal this decision to the Athens Administrative Court of First Instance.

The European Commission is currently investigating commercial practices engaged in by Coca-Cola HBC's subsidiary in Austria. This forms part of a broader investigation of the commercial practices of The Coca-Cola Company and bottlers of The Coca-Cola Company in Europe. The investigation commenced in July of 1999 when the European Commission visited Coca-Cola HBC's offices in Austria and London. This investigation may lead to the institution of formal proceedings by the European Commission against Coca-Cola HBC's Austrian subsidiary in the course of 2002. In the absence of such proceedings, it is not possible to quantify the likelihood or materiality of any potential fines or restrictions of our practices.

There are no other material litigation issues against the group.

Euro conversion
On 1 January 2002 banks around the 12-nation euro zone began to issue the first euro notes and coins which circulate via cash dispensers, banks and retailers. Existing national currencies ceased to be legal tender on 1 March 2002.

Previously, on 1 January 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their national currency and the euro. Three of the countries with a fixed conversion rate are among those in which Coca-Cola HBC operates: Austria, Ireland and Italy. Subsequently, on 1 January 2001, Greece also established a fixed conversion rate to the euro.

For the four countries within Coca-Cola HBC that are affected by the changeover to the euro (Austria, Greece, Ireland and Italy) each has a team responsible for ensuring a smooth changeover to the new currency.

There were two main implications. Firstly, changes to business processes and systems have been ongoing since the middle of 1999 and are now fully in place. They enable transactions to be undertaken in euros and the accounting and administrative records to be maintained in euros.

Secondly, all customer and retail prices have been converted to euro and vending machines converted to accept euro coins. The process of converting coin mechanisms for some nineteen thousand vending machines began in 1999 and is now completed.

Costs throughout the group for euro preparation incurred in 2000 and 2001 totalled €5.2 million. No significant further costs are expected to be incurred in 2002.

The financial results of the group are reported in euros as we believe that this is the most closely aligned currency to the currencies used throughout the group. For the four countries within the euro-zone, no translation effects arise for the group results and this reduces the potential impact on group results as a result of exchange movements.

Corporate governance

As an important part of meeting its business objectives, Coca-Cola HBC is committed to the highest standards in terms of its values, expertise and professionalism throughout the organisation. This includes a commitment to internationally recognised standards of corporate governance.

Corporate governance describes the framework that is in place to ensure high standards in the way in which the company is governed and controlled by its board of directors, that proper internal control processes are in place and that there are mechanisms for ensuring the accountability of management.

The board of directors

Board composition and responsibilities

The company's board currently comprises one executive director and ten non-executive directors. Mr George David is the non-executive chairman and Mr Irial Finan is managing director.

The non-executive composition of the board includes the representation of major shareholder interests as agreed at the time of the merger. Based on this agreement, four directors are designated by the Kar-Tess Group and two are designated by The Coca-Cola Company. The remaining directors are appointed jointly by the Kar-Tess Group and The Coca-Cola Company.

Coca-Cola HBC recognises the important role of independent non-executive directors in ensuring the continuing high standards of corporate governance and has appointed three such independent non-executive directors. Mr Kent Atkinson is group finance director of Lloyds TSB Group plc. Sir Michael Llewellyn-Smith was formerly the British Ambassador in Athens and Warsaw. Mr Antonio D'Amato is president of the Confederation of Italian Industry and of Finseda International Packaging Group. Their role is to provide a clear, independent non-executive influence and perspective to the board.

The names of all of the directors, specific shareholder representation and board committee memberships are shown in the directors' biographies on pages 23 and 24. The board and its committees meet at regular intervals.

There are certain matters that are reserved for full consideration by the board including issues of policy, strategy and approval of the chart of authority and budgets. The board members are supplied with comprehensive information on a timely basis which the board believes is in a form and of a quality to enable it to discharge its duties and carry out its responsibilities. All directors have access to the Coca-Cola HBC general counsel and there is a procedure to enable them to take additional independent professional advice at the expense of the company. Non-executive directors have full access to the managing director, senior managers and to the external and internal auditors.

The appointment and remuneration of directors

The board believes that the level of remuneration offered to directors should be sufficient to attract and retain high calibre directors who will guide the company successfully. There is also in place a formal and clear procedure for appointments to the board.

A human resources committee has been established comprising three non-executive directors: Sir Michael Llewellyn-Smith (chairman), Mr George David and Mr Henry Schimberg. The committee operates pursuant to written terms of reference and is responsible for:

- establishing the principles governing human resources policy and establishing the compensation strategy of the company, which will guide management decision-making and action.
- making recommendations regarding company-wide compensation and benefit plans and main compensation elements for senior managers reporting to the managing director.
- making recommendation to the board of directors on the managing director's compensation.
- overseeing succession planning policy and making recommendations to the board on succession of the chief executive officer and the appointments of those who report to the chief executive officer.
- establishing the principles governing corporate citizenship policies of the company.

The remuneration of directors is subject to the approval of shareholders.

Consistent with the approach for senior management, in order to be market competitive, Coca-Cola HBC has compared remuneration of non-executive directors against a survey of similar international businesses.

Nominations to the board are also made by the human resources committee and in doing this, it takes into account the balance and composition of the board. Non-executive directors serve three year terms and one-third are put up for re-election each year. Mr Finan, as an executive director, receives compensation in accordance with the remuneration decisions of the board of directors.

Corporate governance continued

Remuneration policy and directors' and senior executives' compensation

Remuneration policy

Coca-Cola HBC aims to provide total compensation for its staff which will be fair and sufficient to employ staff with the talent necessary to conduct and grow the business and maximise shareholder value.

To achieve the business results required by Coca-Cola HBC, it must attract, retain and motivate high calibre executives for whom it recognises there is an international market. The Human Resources Committee aims to provide total compensation that is competitive by reference to other multinational companies similar to Coca-Cola HBC in terms of size, geographical spread and complexity. In line with its commitment of maximising shareholder value, Coca-Cola HBC's policy is to link a significant proportion of remuneration for its senior staff to the performance of the business through incentive and stock option plans. Equity related compensation of senior staff aligns the financial interests of management with those of shareholders.

In constructing and reviewing remuneration packages the emphasis is on linking pay to performance by rewarding effective management of business performance as well as individual achievement.

Total remuneration

Coca-Cola HBC targets total remuneration, measuring all components at the median against a comparator group of similar or larger international companies, thereby allowing the company to attract and retain the level of talent necessary to grow the business.

1. Salary

Salary reflects an executive's experience, responsibility and market value as determined by, among other factors, a comparison with similar multinational companies.

2. Management incentive plan

All senior and middle ranking employees participate in the Coca-Cola HBC Management Incentive Plan. This plan is based on annual business performance against volume, EBITDA and ROTA, as well as individual accomplishments against objectives. Objectives are set by senior management so as to be demanding but achievable. The target award as a percentage of annual base salary increases with level of responsibility. Exceptional business unit performance may result in awards in excess of individual target awards.

3. Pension and other benefits

Senior executives either participate in their home country pension scheme or in the Coca-Cola HBC International Retirement Savings Plan, as appropriate.

4. Stock option plan

Senior staff of Coca-Cola HBC are eligible to participate in the Coca-Cola HBC Stock Option Plan. Options are viewed as an integral part of the total remuneration package for senior staff. At the extraordinary general meeting of shareholders held on 22 November 2001, the basic terms and conditions of stock option grants were approved. The board of directors on 13 December 2001 approved the 2001 stock option plan and the other plans, which were adopted on terms consistent with those that the company undertook to implement after the acquisition of CCB.

Options are granted at an exercise price of the average value of the company's share mid-price at close of trading on the Athens stock exchange over the last ten working days before the date of grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

Options are granted by the board of directors upon the recommendation of management, based on a view of competitive market conditions for employee remuneration and employees' performance. The stock option award for the managing director is recommended by the human resources committee.

The audit committee

The audit committee comprises four non-executive directors: Mr Kent Atkinson (Chairman), Mr A.R.C. (Sandy) Allan, Mr Constantine Leventis and Mr Samir Toubassy. The chief financial officer, the general counsel, the external auditors and head of internal audit normally attend all meetings, and the committee also meets the external auditors without others being present. The committee operates under written terms of reference and its duties include the review of accounts prior to their recommendation to the board for approval. The committee reviews reports from the external auditors prior to approving the accounts.

Internal control

As part of the company's goal of following best practice in corporate governance matters, there is strong emphasis on internal control and risk management within the group. This report describes and reviews the significant aspects of the internal control and risk management process. The group has an internal audit function which regularly reports its findings to the audit committee. Details of its role and process for reporting to the committee are given below.

Performance reporting

Reports on the annual performance and prospects of Coca-Cola HBC are given in the operating review and the financial review as part of the annual report. Interim financial information is also released on a quarterly basis to the stock exchanges on which the group is listed and to the financial press.

Internally, the financial results and key business indicators of the group are circulated and reviewed by senior management on a monthly basis. This information gives comparisons against budgets, forecasts and prior year performance. The board receives updates on performance at each board meeting in addition to a monthly report on business and financial performance.

Corporate governance continued

Internal control processes
The board acknowledges that it has ultimate responsibility for ensuring that the group has systems of financial control in respect of the various business environments in which it operates. The objective of these systems is to provide reasonable assurance of:

- the identification and management of key financial risks;
- the safeguarding of assets against unauthorised use or disposition;
- the maintenance of proper accounting records and reliability of financial information used within the businesses for publication; and
- compliance with legal and regulatory requirements.

It should be noted that such financial systems can provide only reasonable and not absolute assurance against material misstatements or loss.

Financial and other authorisation limits have been set and procedures for approving capital and investment expenditure have been established. The board approves three-year strategic and financial plans and detailed annual budgets. It subsequently reviews monthly performance against these targets. A key focus of the financial management strategy is protection of Coca-Cola HBC's earnings stream and management of cash flow.

The internal audit function monitors the internal financial control system across all the countries in which Coca-Cola HBC operates and reports to management and the audit committee on its findings. The work of the internal auditors is focused on the areas of greatest risk to Coca-Cola HBC determined by using a risk management approach to audit planning.

The external auditors, Ernst & Young and PricewaterhouseCoopers, are engaged to express an opinion on the group report and financial statements included in this Annual Report. To do this, they independently and objectively review the results and financial position of Coca-Cola HBC. They also review and test the system of internal financial control to the extent necessary for expressing their opinion. Reports are given by the external auditors to the audit committee at each of their meetings.

The identification and management of risk
The group has in place a risk management framework for the identification, assessment and control of key business risks. Risks covered are those arising from a range of sources in three broad categories: the external environment in which the business operates, the business processes and the information available for business decisions.

The risk identification and assessment process was incorporated as part of the group's annual business plan process during 2001. This covered all countries and involved the senior management of the group and of each business unit. The process enables a regular review to take place of the management of the risks associated with the business and the plans to address them.

The audit committee regularly considers updates on business risks and actions being taken to address and measure such risks. The board is updated annually on risk management.

Internal audit
The internal audit function comprises fourteen full-time staff covering a range of disciplines and business expertise. Its objective is to provide assurance to the board on the control environment across the group and the head of internal audit makes regular presentations to the audit committee. The audit committee also reviews and approves the internal audit work programme for each year.

Internal audit work is planned and executed with reference to a risk analysis framework and considers the level of organisational, systems and other changes which occur in deciding on the business areas and countries on which to focus. Audit reports and recommendations are produced subsequent to each audit and advice and follow up is made on the implementation of these. A summary of all significant recommendations and follow up progress is given to the audit committee and the board. The managing director, together with country and regional management, chief financial officer and financial controller receive a copy and have opportunity to discuss all the audit reports that are issued.

Accountability
Coca-Cola HBC's policy is to maintain accountability at the country level and the country is the basic unit for purposes of business performance. Head office functions focus on policy and group issues and provide support functions and expertise where it is not practical or economic to provide these at a country level.

Directors, company advisers and other information

Head office
9 Fragoklissias Street
151 25 Maroussi
Athens
Greece

Board
George A. David (Chairman of the board of directors, non-executive)
Irial Finan (Managing director)
Neville Isdell (Vice chairman – retired 31 December 2001)
Sandy Allan (appointed 3 September 2001)
Antonio D'Amato (appointed 13 December 2001)
Kent Atkinson
Leonidas Ioannou
Anastasios Leventis
Constantine Leventis
Sir Michael Llewellyn-Smith
Henry Schimberg
Samir Toubassy

General counsel and company secretary
Jan Gustavsson

Financial advisers and stockbrokers
Credit Suisse First Boston
One Cabot Square
London E14 4QJ

Stock exchange listings
Listed as Coca-Cola HBC
Athens stock exchange (symbol: EEEK)
London stock exchange (CCB)
Australian stock exchange (CHB)

Legal advisers
Kyriakides Georgopoulos
268 Kifissias Avenue
152 32 Halandri
Athens

Linklaters
One Silk Street
London EC2Y 8HQ

Clayton UTZ
Levels 27-35
No 1 O'Connell Street
Sydney NSW 2000

Principal bankers
Citibank, N.A.
33 Canada Square
Canary Wharf
London E14 5LB

Alpha Bank
40 Stadiou Street
102 52 Athens

Auditors
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

PricewaterhouseCoopers
268 Kifissias Avenue
152 32 Halandri
Athens

Directors' biographies

George A. David (Chairman (non-executive), member of the human resources committee)
Mr David, chairman of the board of directors of Coca-Cola HBC, was born in Cyprus in 1937 and graduated from the University of Edinburgh in 1959. He began his career that same year with the A.G. Leventis Group in Nigeria. Today he holds a position on the board of directors of The Bank of Cyprus, Petros Petropoulos AVEE, Allatini AVEE and Titan Cement Co. S.A. Mr David is also involved with a number of voluntary organisations. He is Chairman of Campion School, a trustee of the A.G. Leventis Foundation and The American Farm School, a member of the boards of the Hellenic Institute of Defence and Foreign Policy (ELIAMEP) and of the Centre for the Democracy and Reconciliation in Southeast Europe.

Irial Finan (Managing director)
Irial Finan, 43, is an Irish citizen and holds a Bachelor of Commerce degree from University College, Galway, an Applied Finance Diploma from the Irish Management Institute and is a Fellow of The Institute of Chartered Management Accountants. Mr Finan began his career in the Coca-Cola system in 1981. He became managing director of Coca-Cola Bottlers Ulster Ltd in 1991 and in 1993, as executive director, he was instrumental in re-structuring bottling operations in Bulgaria and Romania. At the beginning of 1995 Mr Finan was appointed managing director of Molino Beverages and joint managing director of the Hellenic Bottling Company with operational responsibility for the Republic of Ireland, Northern Ireland, Moldova, Romania, Russia and Nigeria. When the merger between the Hellenic Bottling Company and Coca-Cola Beverages plc approached completion, he was the lead member of the integration team that successfully created today's Coca-Cola HBC. As part of this work, he assisted in the development and implementation of the Operating Framework for the new group as well as the establishment of its core Mission and Values. In April 2000 Mr Finan became one of three regional directors of Coca-Cola HBC and was given responsibility for 16 countries. He was named to succeed Neville Isdell as chief executive in March 2001 and appointed to the board of directors in May at the time he assumed his new role as managing director.

Sandy Allan (Non-executive director, member of the audit committee)
Mr Allan was born in Scotland in 1944 and is a UK citizen. He holds a Bachelor Degree in Finance/Accounting. Mr Allan started his career at Coca-Cola in South Africa as finance manager at the Johannesburg bottler in 1968 and in 1971 joined the corporate audit team. He spent six years with the Southern and Central Africa Division, with time spent as the division finance manager and then as deputy division president. In 1986 his African tenure continued when he was appointed managing director for NatBev South Africa. A move to London followed in 1993 when Mr Allan was appointed president for the Middle East and North Africa Division, a position in which he served until 1999. In late 1999 he moved to Hong Kong when he was appointed senior vice president of The Coca-Cola Company and president of Coca-Cola Asia. In March 2001 he was also elected executive vice president and chief operating officer of the same group. In August 2001, Mr Allan was announced as the president and chief operating officer for the Europe, Eurasia and Middle East Business Unit of The Coca-Cola Company, with effect from 1 January 2002.

Antonio D'Amato (Non-executive director)
Mr D'Amato was appointed as a non-executive director with effect from 1 January 2002. He was born in Naples, Italy in 1957 and holds a first class degree in Law from the University of Naples "Federico II" (1980). He started his business life in 1979 taking the leadership of Cartoprint in Milan, part of the Finseda Group. He subsequently took on additional responsibilities and in 1991 he became president of the Finseda Group, a leading European business in the production of food packaging. Since 1986 Mr D'Amato has been a member of the board of directors of Confindustria, the Confederation of the Italian Industry. From 1986 to 1990 he was President of the Young Industrialists and vice president of Confindustria. From 1999 to May 2000 he was president of the Union of Industrialists of Naples. In May 2000 he was elected president of Confindustria. In August 2000 Mr D'Amato was appointed vice president of UNICE (Confederation of the European Employers Association) and later that year became a member of CNEL. As of July 2001 he became president of the LUISS University in Rome, a leading private Italian university.

Kent Atkinson (Non-executive director, chairman of the audit committee)
Mr Atkinson has been chief financial officer of Lloyds Bank plc and now group finance director of Lloyds TSB Group plc since January 1995. He began his career in 1964 with the Bank of London and South America (which was later acquired by Lloyds Bank plc). After a number of appointments with Lloyds Bank in various countries in South America and the Middle East, he transferred to the UK in 1989 taking up appointments as regional executive director for the South East and then general manager, retail operations, UK retail banking, before assuming his current role. He is a member of The Hundred Group of finance directors. Mr Atkinson served on Coca-Cola Beverages' board of directors and was chairman of its audit committee.

Leonidas Ioannou (Non-executive director)
Mr Ioannou was born in Nicosia in 1939 and is a Cypriot citizen. He holds degrees in civil engineering from the universities of Cornell (BCE 1962) and Columbia (MCE 1964) and is a doctor of architecture (University of Rome, 1967). Mr Ioannou is the vice chairman of the board of directors and the chairman of the executive board of Ioannou & Paraskevaides (Oversea) Ltd, a group of privately held international building and civil engineering companies with offices in Nicosia, Athens, London and the Middle East. He is also the chairman of Athenaeum Hotel and Tourist Enterprises S.A. which owns the Athenaeum Inter-Continental Hotel. Mr Ioannou is the chairman of the international directors of the Soloman R F Guggenheim foundation. He has also founded the Christos Steliou Ioannou foundation which is concerned with the care and career development of people with mental disabilities.

Directors' biographies continued

Anastasios Leventis (Non-executive director)
Educated in England and France, Mr Leventis joined the Leventis Group where he became involved in all aspects of its operations and, in particular, the development of much of its commercial activity and expansion. He is on the board of directors of the Leventis group of companies in Nigeria and is also a director of Leventis Group International Companies which now have widespread investments worldwide. As well as his business interests, Mr Leventis has been closely involved in international activities which encourage sustainable models of development and, in this capacity, he is a founder trustee of the Nigerian Conservation Foundation and is on the council of this organisation; a member and Treasurer of Birdlife International and a fellow of the Royal Geographical Society. He is also a trustee of the A.G. Leventis Foundation. Mr Leventis was accredited honourary commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus on 4 April 1990.

Constantine Leventis (Non-executive director, member of the audit committee)
Born in Cyprus in 1938, Mr Leventis has been chairman of the trustees of the A.G. Leventis Foundation since 1979 and has supervised the activities of the said foundation's sister foundations in Cyprus and Nigeria. Educated in Cyprus and the UK, he obtained a degree in classics from Cambridge University as a scholar of Clare College. He began his career in Ghana in 1959, working for A.G. Leventis & Company Ltd. In 1963 he transferred to the A.G. Leventis Group in Nigeria where he was eventually promoted to director and chairman of various public companies of the group. In 1979 Mr Leventis was appointed honourary ambassador and permanent delegate of Cyprus to UNESCO, a post he still holds. Mr Leventis serves today on the council of the University of Cyprus and on the councils of several voluntary organisations.

Sir Michael Llewellyn-Smith KCVO CMG (Non-executive director, chairman of the human resources committee)
Sir Michael Llewellyn-Smith was educated at New College Oxford, obtaining a BA in 1961 and a D Phil in modern Greek history in 1970. He also went on to obtain an MA in 1999. Sir Michael has had a distinguished career in HM diplomatic service including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador in Warsaw (1991-1996) and then British Ambassador in Athens (1996-1999). He is currently chairman of the British Institute in Paris; member of the council, London University; vice president, British School of Athens; vice chairman, Cathedrals Fabric Commission for England; and member of the council, Anglo-Hellenic League. Sir Michael is an independent director and chairman of Coca-Cola HBC's human resources committee.

Henry Schimberg (Non-executive director, member of the human resources committee)
Mr Schimberg was the president and chief executive officer of Coca-Cola Enterprises Inc., the world's largest Coca-Cola bottler and a Fortune 200 company. Mr Schimberg served on the board of directors of Coca-Cola Enterprises and has served on the boards of numerous U.S. state soft drink associations, as well as on the board of governors of The Coca-Cola Bottlers' Association. He was a member of the executive board of the National Soft Drink Association, and served as its chairman from 1994 to 1996. He served on the board of directors of the Canada-United States Fulbright Programme. Mr Schimberg presently serves on the board of directors of Coca-Cola Amatil Limited and Panamerican Beverages, Inc. In 1958, Mr Schimberg began his career in the soft drink industry as a driver-salesman with the Royal Crown Bottling Company of Chicago. He worked in all areas of the company until 1973 when he was named vice president of company-owned plants of the Royal Crown Cola Company. In 1976 at the Royal Crown Bottling Company of Los Angeles, he became the vice president of marketing; in 1977 he became the vice president and general manager; and in 1978 Mr Schimberg was named the president. In 1979, he re-joined the Royal Crown Cola Company as president of company-owned plants until he joined Johnston Coca-Cola Bottling Group in 1982 as president and chief operating officer. During his tenure, the Johnston Coca-Cola Bottling Group expanded its operations to encompass franchises in sixteen US states. In 1991, the Johnston Coca-Cola Bottling Group merged with Coca-Cola Enterprises and Mr Schimberg was named president and chief operating officer. On 17 April 1998 he was elected as president and chief executive officer. On 31 December 1999, Mr Schimberg retired from Coca-Cola Enterprises. He received his Bachelor of Arts degree from Beloit College in 1954.

Samir Toubassy (Non-executive director, member of the audit committee)
Mr Toubassy is a U.S. citizen of Palestinian origin. He joined The Olayan Group in Saudi Arabia in 1980, where he was executive vice president of Olayan Saudi Holding Company. He was responsible for a number of its subsidiaries. In 1983 he was appointed as executive vice president of Olayan Development Corporation with responsibility for group wide business development. In January 1995 he became president of Olayan Development Corporation. He also holds the title of group vice president of OICE, the group's parent company. Mr Toubassy is a member of the Board and the executive committee of the Olayan Financing Company. He is a board member of The Coca-Cola Bottling Company of Saudi Arabia, and a board member of the Frigoglass Group of companies. Before joining the Olayan Group Mr Toubassy was, for several years, Middle East partner with Herman Smith Associates. Prior to this he worked with the Ford Foundation, The American University of Beirut and The University of California. Mr Toubassy is a member of the board of trustees of Thunderbird, The American Graduate School of International Management. He is a graduate of the American University of Beirut with a degree in Business Administration and holds an MBA from Golden Gate University of San Francisco. Mr Toubassy served as a non-executive director of Coca-Cola Beverages plc and was a member of its audit committee.

Report of the auditors

To the shareholders of Coca-Cola HBC S.A.
We have audited the accompanying consolidated balance sheet of Coca-Cola HBC and its subsidiaries ("the group") as of 31 December 2001 and the related consolidated statements of income, cash flow and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the group's management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

We conduct our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the group as of 31 December 2001 and of the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

Ernst & Young LLP
London
25 March 2002

PricewaterhouseCoopers
Athens
25 March 2002

Basis of preparation and accounting policies

Description of business

Coca-Cola HBC ("CCHBC"), its subsidiaries and joint venture are principally engaged in the bottling and distribution of alcohol-free beverages under franchise from The Coca-Cola Company ("TCCC"). The company is incorporated in Greece and is listed on the Athens stock exchange, with secondary listings on the London and Australian stock exchanges.

Basis of preparation

The consolidated financial statements included in this document have been prepared in accordance and comply with International Accounting Standards ("IAS").

The consolidated financial statements are prepared under the historical cost convention as modified by the revaluation of certain property, plant and equipment and the financial statements of certain subsidiaries operating in hyper-inflationary economies which are restated and expressed in terms of the measuring unit currency at the balance sheet date.

Financial statements of CCHBC are also prepared to meet the statutory requirements under Greek laws and regulations of a public limited company listed on the Athens stock exchange. These financial statements are not included in this document but are available from the company's registered office at 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece.

Background to Coca-Cola HBC

CCHBC was formed in August 2000 through the merger of Hellenic Bottling Company S.A. ("HBC") and Coca-Cola Beverages plc ("CCB"). The merger was effected by means of a scheme of arrangement under which HBC shares were issued to CCB shareholders and was accounted for as an acquisition. A proportion of the shares held by CCB shareholders were acquired for £249 million (€416 million) under a cash election alternative. The merger became effective on 9 August 2000. On 31 August 2000, 236.7 million shares of CCHBC were listed on the Athens stock exchange. Secondary listings on the London and Australian stock exchanges are also held.

Pro forma information

Pro forma information has been prepared, for illustrative purposes only, to present on a pro forma basis the results and cash flows of HBC and CCB for the year ended 31 December 2000, after giving effect to certain pro forma adjustments. These adjustments are described in note 28 to the accounts.

Consolidation

Subsidiary undertakings are those companies in which the group, directly or indirectly, has an interest of more than one-half of the voting rights or otherwise has power to exercise control over the operations. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the group and cease to be consolidated from the effective date of disposal. All material inter-company transactions and balances between group companies have been eliminated. Where necessary, accounting policies of subsidiaries have been modified to ensure consistency with policies adopted by the group. A list of group subsidiaries is included in note 23 to the accounts.

Intangible assets

Goodwill and franchise agreements are recognised as intangible assets and amortised to zero over a period of 20 years, using the straight-line method. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. Amortisation of intangible assets is recognised in operating expenses in the income statement.

Goodwill and fair value adjustments arising on the acquisition of subsidiaries are treated as the assets and liabilities of those subsidiaries. These balances are denominated in the currency of the subsidiary and are translated to euros on a consistent basis with the other assets and liabilities held in the entity.

Property, plant and equipment

All property, plant and equipment is initially recorded at cost. Land and buildings are subsequently shown at market value, based on valuations by external independent valuers, less subsequent depreciation. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits in excess of the original assessed standard of performance of the existing asset will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Increases in the carrying amount of property, plant and equipment arising on revaluation are credited to the revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same asset are charged against the revaluation reserve; all other decreases are charged to the income statement. The revaluation surplus included in equity is directly transferred to retained earnings when the surplus is realised.

Basis of preparation and accounting policies continued

Depreciation is calculated using the straight-line method to write off the cost of the assets, or the revalued amounts, to their residual values. The useful economic lives of assets are as follows:

Freehold buildings and leasehold improvements	40 years
Leasehold buildings	Over the term of the lease, up to 40 years
Production equipment	5 to 12 years
Vehicles	5 to 8 years
Computer equipment	3 years
Marketing equipment	3 to 7 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Freehold land is not depreciated as it is considered to have an indefinite life.

Where the carrying amount of an asset is greater than its estimated recoverable amount it is written down immediately to its estimated recoverable amount.

Investments in associates
Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are those where the group holds between 20% and 50% of the voting rights or exercises significant influence, but does not control.

Equity accounting involves recognising the group's share of the associate's profit or loss for the period in the income statement. The group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition.

Information on the associate held by the group is included in note 11.

Investment in joint ventures
The group's interest in a jointly controlled entity, "Brewinvest S.A.", is accounted for by proportional consolidation. Under this method the group includes its share of the joint venture's income and expenses, assets, liabilities and cash flows in the relevant components of the financial statements. Further details are included in note 12.

Other investments
Fixed asset investments which are not associates or joint ventures are those where the group holds less than 20% of the voting rights in the entity, or does not have significant influence in that entity. These fixed asset investments are shown at the lower of cost and market value. Where there has been a permanent diminution in the value of an investment, it is recognised as an expense in the period in which it is identified.

Government grants
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income, and are credited to the income statement on a straight-line basis over the expected life of the assets.

Foreign currency and translation
The group applies the euro as the currency in which to present its consolidated financial statements. The income statements of overseas entities are translated into euros at average exchange rates for the period. Balance sheets are translated at the exchange rate at the balance sheet date. Entities operating in hyper-inflationary environments prepare financial statements that are recorded in accordance with IAS 29, "Financial reporting in hyper-inflationary economies". In hyper-inflationary countries, the gain or loss on the net monetary position is included in finance costs.

CCHBC's operations in Belarus, Moldova, Romania, Russia, Ukraine and Yugoslavia operate in hyper-inflationary environments.

Loans and borrowings
All loans and borrowings are initially recognised at cost, being the fair value of the consideration received and including acquisition charges associated with the loan or borrowing.

Basis of preparation and accounting policies continued

Financial instruments

The group uses derivative financial instruments, including interest rate, currency and commodity derivatives. Their use is undertaken only to manage interest, currency and commodity risk associated with the group's underlying business activities. The group does not undertake any trading activity in financial instruments.

As of 1 January 2001, the group adopted IAS 39 – Financial instruments: recognition and measurement.

As a result of adopting IAS 39, the group recognises all derivative financial instruments, such as interest rate swaps, forward exchange contracts, and commodity futures, in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are recognised periodically either in income or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge.

Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent that they are effective as hedges, are recorded in equity. Changes in fair values of derivatives not qualifying as hedges are reported in income.

The adoption of IAS 39 resulted in a credit adjustment to equity of €5.4 million. In accordance with IAS 39, the comparative financial statements for the year ended 31 December 2000 are not restated.

The policies described below, which were in effect prior to 1 January 2001, are also applicable to derivative instruments during 2001 with respect to the timing and recognition of cash flows and realised gains and losses on the derivative instruments:

- Interest rate swaps – receipts and payments on interest rate swaps are recognised over the life of the swap.
- Forward exchange contracts – exchange gains and losses are recognised in the income statement in the same period as the underlying transaction. If the contract ceases to be a hedge, all gains and losses from changes in fair value are taken directly to the income statement for the period.
- Commodity futures – gains and losses are recognised in the income statement in the same period as the underlying transaction.

Details of the group's financial instruments at 31 December 2001 are set out in note 18.

Credit risk

The group has no significant concentrations of credit risk. Policies are in place to ensure that the sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of credit exposure to any single financial institution.

Liquidity risk

The group actively manages liquidity risk to ensure there are sufficient funds available for any short term and long term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing the product to its present location and condition, as follows:

Raw materials and consumables: purchase cost either on a first-in, first-out or weighted average basis.

Work in progress and finished goods: cost of direct materials and labour plus attributable overheads.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short term deposits that are highly liquid. For the purpose of the cash flow statement, bank overdrafts are considered as borrowings.

Trade receivables

Trade receivables are carried at anticipated realisable value. Provision is made for doubtful debts and bad debts are written off in the period in which they are identified.

Basis of preparation and accounting policies continued

Leases
Rentals paid under operating leases are charged to the income statement on a straight line basis over the life of the lease.

Leases of property, plant and equipment, where the group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long term payables. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Provisions
Provisions are recognised when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of those outflows can be determined.

A provision for restructuring is recognised when the group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the group are not provided for.

Employee benefits – pensions and post retirement benefits
The group operates a number of defined benefit and defined contribution pension plans in its territories, the assets of which are generally held in separate trustee-administered funds. The pension plans are funded by payments from employees and relevant group companies, after taking into account the recommendations of independent qualified actuaries.

For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the defined benefit obligation and the fair value of plan assets in accordance with the advice of qualified actuaries who carry out a full valuation of the plans every three years. The pension obligation is measured at the present value of the estimated future cash outflows using interest rates of government securities which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses are recognised over the average remaining service lives of employees.

The group's contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Deferred income taxes
Deferred income tax is provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes using the liability method. Tax rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax.

Sales revenue
Sales are recognised upon delivery and customer acceptance. Sales revenue represents the invoiced value of sales net of trade discounts to third parties, excluding value added tax and sales tax.

Earnings per share
Earnings per share is calculated by dividing net profit attributable to shareholders by the weighted average number of shares that were in existence during the year. Diluted earnings per share takes account of stock options awarded in the year.

Information is presented for earnings per share including and excluding exceptional items.

Consolidated income statement

For the year ended 31 December 2001

	Note	Year ended 31 December 2001 € million	Pro forma year ended 31 December 2000 € million	Year ended 31 December 2000 € million
Sales	1	**3,511.2**	3,190.5	2,072.4
Cost of goods sold		**(2,144.0)**	(2,047.0)	(1,319.9)
Gross profit		**1,367.2**	1,143.5	752.5
Exceptional operating income	4	**6.7**	14.5	14.5
Operating expenses	3	**(1,138.3)**	(969.1)	(618.0)
Amortisation of intangible assets	9	**(110.5)**	(108.9)	(67.0)
Total net operating expenses		**(1,242.1)**	(1,063.5)	(670.5)
Operating profit		**125.1**	80.0	82.0
Finance costs	18	**(66.2)**	(94.4)	(55.6)
Share of results of associates		**2.7**	1.6	1.6
Profit on sale of associate	5	**–**	24.7	24.7
Profit before taxation		**61.6**	11.9	52.7
Taxation	6	**(44.5)**	(56.7)	(45.8)
Profit/(loss) after taxation		**17.1**	(44.8)	6.9
Minority interests		**(15.5)**	(1.4)	(0.1)
Net profit/(loss)		**1.6**	(46.2)	6.8
Earnings/(loss) per share				
Basic earnings/(loss) per share (euro cents)	7	**0.7**	(19.5)	3.8
Diluted earnings per share (euro cents)	7	**0.7**		
Volume (million unit cases)		**1,086**	1,008	645

Actual results are the results of Coca-Cola HBC, its subsidiaries and joint venture. In 2000, this included the results of Coca-Cola Beverages plc from the date of its acquisition on 9 August 2000.

The basis of preparation and composition of pro forma financial information is given in note 28.

Consolidated balance sheet

As at 31 December 2001

	Note	As at 31 December 2001 € million	As at 31 December 2000 € million
Assets			
Property, plant and equipment	10	**2,068.8**	1,919.9
Intangible assets	9	**1,916.7**	1,974.0
Deferred tax assets	6	**1.6**	1.0
Investments in associates	11	**10.1**	8.5
Other non-current assets		**16.1**	11.6
Total non-current assets		**4,013.3**	3,915.0
Inventories	13	**286.3**	256.6
Trade and other receivables	14	**616.2**	546.5
Current tax assets		**9.3**	12.9
Cash and cash equivalents	18	**152.6**	156.7
Total current assets		**1,064.4**	972.7
Total assets		**5,077.7**	4,887.7
Liabilities			
Short term borrowings	18	**208.9**	193.8
Trade and other liabilities	15	**763.5**	673.2
Current tax liabilities		**53.0**	57.2
Total current liabilities		**1,025.4**	924.2
Long term borrowings	18	**1,204.9**	1,124.9
Deferred tax liabilities	6	**109.1**	116.8
Non-current provisions	16	**82.7**	76.5
Other non-current liabilities		**6.5**	5.9
Total non-current liabilities		**1,403.2**	1,324.1
Total liabilities		**2,428.6**	2,248.3
Equity			
Share capital	22	**71.0**	69.5
Share premium	22	**2,140.7**	2,142.2
Shares held for equity compensation plan	20	**(1.4)**	(1.7)
Revaluation reserve		**51.9**	52.5
Exchange equalisation reserve		**242.0**	159.0
Other reserves		**232.3**	218.6
Retained losses		**(198.5)**	(138.7)
Total shareholders' equity		**2,538.0**	2,501.4
Minority interests		**111.1**	138.0
Total equity		**2,649.1**	2,639.4
Total equity and liabilities		**5,077.7**	4,887.7

On 25 March 2002 the board of directors for Coca-Cola HBC S.A. authorised these financial statements for issue.

Consolidated cash flow

For the year ended 31 December 2001

	Note	**Year ended 31 December 2001 € million**	Pro forma year ended 31 December 2000 € million	Year ended 31 December 2000 € million
Operating activities				
Operating profit		**125.1**	80.0	82.0
Depreciation of property, plant and equipment	10	**257.0**	261.1	165.8
Amortisation of intangible assets	9	**110.5**	108.9	67.0
EBITDA (earnings before interest, tax, depreciation and amortisation)		**492.6**	450.0	314.8
Loss on disposal of property, plant and equipment		**7.5**	0.9	3.0
(Increase)/decrease in inventories		**(4.8)**	20.4	53.8
(Increase)/decrease in trade and other receivables		**(6.5)**	(31.6)	127.4
Increase/(decrease) in current liabilities		**48.5**	(57.6)	(186.4)
Taxation paid		**(42.7)**	(47.1)	(42.0)
Cash flow generated from operating activities		**494.6**	335.0	270.6
Investing activities				
Payments for purchase of property, plant and equipment		**(271.1)**	(228.8)	(164.5)
Receipts from disposal of property, plant and equipment		**21.3**	38.9	24.5
Receipts from disposal of investments	5, 11	**0.6**	58.1	58.1
Acquisition of franchise agreements and canning rights	9, 17	**(42.4)**	–	–
Net payments for acquisitions of subsidiaries	17	**(24.4)**	(54.9)	(422.2)
Net cash used in investing activities		**(316.0)**	(186.7)	(504.1)
Financing activities				
Dividends paid to group shareholders	8	**(41.7)**	(35.6)	(35.6)
Dividends paid to minority interests		**(5.9)**	(7.5)	(5.0)
(Decrease)/increase in borrowings		**(59.1)**	11.9	387.7
Net interest paid		**(74.3)**	(82.2)	(43.4)
Net cash (outflow)/inflow for financing activities		**(181.0)**	(113.4)	303.7
(Decrease)/increase in cash and cash equivalents		**(2.4)**	34.9	70.2
Cash and cash equivalents at 1 January		**156.7**	121.4	86.1
(Decrease)/increase in cash and cash equivalents		**(2.4)**	34.9	70.2
Effect of change in exchange rates		**(1.7)**	0.4	0.4
Cash and cash equivalents at 31 December	18	**152.6**	156.7	156.7

Consolidated changes in equity in the year

	Share capital € million	Share premium € million	Own shares held € million	Revaluation reserve € million	Exchange equalisation reserve € million	Other reserves € million	Retained losses € million	Total shareholders' equity € million
As at 1 January 2000	43.2	841.6	–	36.8	156.7	154.6	(83.4)	1,149.5
Issue of shares	27.8	1,340.0	–	–	–	–	–	1,367.8
Shares held for equity compensation plan								
– arising on acquisition	–	–	(1.5)	–	–	–	–	(1.5)
Revaluation	–	–	–	15.7	–	–	–	15.7
Deferred tax taken to equity	–	–	–	–	–	5.3	–	5.3
Appropriation of reserves	–	–	–	–	–	62.1	(62.1)	–
Net profit	–	–	–	–	–	–	6.8	6.8
Other movements	–	–	(0.2)	–	–	–	–	(0.2)
Foreign currency translation differences	(1.5)	(39.4)	–	–	2.3	(3.4)	–	(42.0)
As at 31 December 2000	69.5	2,142.2	(1.7)	52.5	159.0	218.6	(138.7)	2,501.4
Redenomination of par value								
on conversion to euro	1.5	(1.5)	–	–	–	–	–	–
Deferred tax taken to equity	–	–	–	(0.6)	–	–	–	(0.6)
Appropriation of reserves	–	–	–	–	–	19.7	(19.7)	–
Net profit	–	–	–	–	–	–	1.6	1.6
Dividends	–	–	–	–	–	–	(41.7)	(41.7)
Other movements	–	–	0.3	–	–	–	–	0.3
Net unrealised gain on adoption of IAS 39	–	–	–	–	–	5.4	–	5.4
Net unrealised losses on revaluation								
of cash flow hedges	–	–	–	–	–	(11.4)	–	(11.4)
Foreign currency translation differences	–	–	–	–	83.0	–	–	83.0
As at 31 December 2001	**71.0**	**2,140.7**	**(1.4)**	**51.9**	**242.0**	**232.3**	**(198.5)**	**2,538.0**

Share capital

The share capital reserve represents the par value of the share capital of CCHBC and is denominated in euro. Par value is 0.30 euro per share.

CCHBC has one class of share; each share provides the right to one vote at general meetings of the company and entitles the holder to dividends declared by the company.

Share premium

The share premium reserve represents the excess over par value that shares were issued for.

Revaluation reserve

The revaluation reserve relates to property, plant and equipment that have been revalued subsequent to purchase. It comprises the cumulative increase in the base value of these items.

Exchange equalisation reserve

The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations not reporting in the group's reporting currency, the euro.

Other reserves

Other reserves include tax free, capital and statutory reserves particular to the various countries the group operates in and the cumulative net change in the fair value of cash flow hedges where the hedged forecast transaction has not yet occurred.

Notes to the financial statements

For the year ended 31 December 2001

1 Segmental analysis

CCHBC has one primary business segment, being the bottling, distribution and sale of non-alcoholic, ready-to-drink beverages.

The following market groupings have been adopted for secondary segmental analysis:

Established markets: Austria, Greece, Northern Ireland, Republic of Ireland, Italy and Switzerland.
Developing markets: Croatia, Czech Republic, Hungary, Poland, Slovak Republic and Slovenia.
Emerging markets: Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Federal Republic of Yugoslavia, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Romania, Russia and Ukraine.

	Unit case volume millions	Sales revenue € million	Operating profit* € million	Depreciation € million	EBITDA** € million	Capital expenditure € million	Total assets € million
Established markets:							
Year ended 31 December 2001	**502**	**1,999.3**	**196.6**	**95.9**	**292.5**	**135.4**	**2,815.6**
Pro forma year ended 31 December 2000	*487*	*1,885.2*	*194.8*	*98.9*	*293.7*	*96.6*	*2,833.8*
Year ended 31 December 2000	312	1,240.4	159.4	64.1	223.5	71.9	2,833.8
Developing markets:							
Year ended 31 December 2001	**233**	**644.1**	**(2.5)**	**63.8**	**61.4**	**38.9**	**779.7**
Pro forma year ended 31 December 2000	*241*	*619.5*	*(5.0)*	*65.4*	*60.4*	*51.1*	*788.9*
Year ended 31 December 2000	95	241.2	(17.8)	25.3	7.5	20.0	788.9
Emerging markets:							
Year ended 31 December 2001	**351**	**867.8**	**34.8**	**97.3**	**132.0**	**96.8**	**1,482.4**
Pro forma year ended 31 December 2000	*280*	*685.8*	*(15.4)*	*96.8*	*81.4*	*81.1*	*1,265.0*
Year ended 31 December 2000	238	590.8	(7.1)	76.4	69.3	72.6	1,265.0
Total:							
Year ended 31 December 2001	**1,086**	**3,511.2**	**228.9**	**257.0**	**485.9**	**271.1**	**5,077.7**
Pro forma year ended 31 December 2000	*1,008*	*3,190.5*	*174.4*	*261.1*	*435.5*	*228.8*	*4,887.7*
Year ended 31 December 2000	645	2,072.4	134.5	165.8	300.3	164.5	4,887.7
Amortisation of intangible assets:							
Year ended 31 December 2001			**110.5**				
Pro forma year ended 31 December 2000			*108.9*				
Year ended 31 December 2000			67.0				

* Operating profit is presented excluding amortisation of intangible assets and operating exceptional income/expenses.
** EBITDA is presented excluding exceptional items. Further details of these exceptional items are given in note 4.

Notes to the financial statements continued

For the year ended 31 December 2001

2 Exchange rates

As described in the accounting policies, CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing	
	2001	2000	**2001**	2000
Greek drachma	**340.75**	336.66	**340.75**	340.75
US dollar	**0.90**	0.93	**0.90**	0.93
UK sterling	**0.62**	0.61	**0.61**	0.62
Polish zloty	**3.67**	4.01	**3.53**	3.84
Nigerian naira	**100.64**	95.88	**102.48**	102.65
Hungarian forint	**256.41**	260.04	**245.30**	264.90
Swiss franc	**1.51**	1.56	**1.48**	1.52

CCHBC's operations in Austria, Italy and Republic of Ireland do not experience translation exchange variances as they are irrevocably linked to the euro. There is still exposure in these countries on purchases in currencies not irrevocably linked to the euro. Greece became irrevocably linked to the euro on 1 January 2001.

For 2000, Greece's results were translated to euro using the exchange rates above.

Euro-zone currencies – fixed rates	
Austrian schilling	**13.76**
Italian lira	**1936.27**
Republic of Ireland punt	**0.79**
Greek drachma (from 1 January 2001)	**340.75**

3 Operating profit

Included in operating profit for the year ended 31 December:

	Actual 2001 € million	Pro forma 2000 € million	Actual 2000 € million
Depreciation of property, plant and equipment	**257.0**	261.1	165.8
Amortisation of intangible assets	**110.5**	108.9	67.0
	367.5	370.0	232.8
Operating lease charges:			
Plant and equipment	**10.1**	7.0	3.9
Property	**15.4**	13.3	6.1
Total operating lease charges	**25.5**	20.3	10.0
Staff costs:			
Wages and salaries	**421.5**	381.4	226.8
Termination benefits	**18.2**	14.1	11.1
Social security costs	**78.0**	70.1	39.5
Other employee benefits	**50.0**	37.0	21.7
Pension costs	**19.5**	13.6	7.6
Other post-retirement benefits	**2.4**	3.8	2.2
Total staff costs	**589.6**	520.0	308.9
Number of employees	**35,103**	31,701	31,701

Notes to the financial statements continued

For the year ended 31 December 2001

3 Operating profit *continued*

Operating expenses are as follows:

	Actual 2001 € million	Pro forma 2000 € million	Actual 2000 € million
Selling and distribution costs	**827.2**	680.6	425.2
Administration costs	**311.1**	288.5	192.8
Total operating expenses	**1,138.3**	969.1	618.0
Included in operating expenses:			
Loss on disposal of fixed assets	**7.5**	0.9	3.0

4 Exceptional items

a) Operating exceptional items

In May 2001, CCHBC received €6.7m as an insurance settlement for losses incurred as a result of product contamination issues in Poland in June and July of 1999. In December 2000, CCHBC received €14.5m in settlement of an insurance claim in respect of losses and costs arising as a result of the temporary withdrawal of products in Belgium and France in 1999.

b) Non-operating exceptional items

Included in the financial statements for 2000 was a gain of €24.7m made on the disposal of Frigoglass S.A.. Further information is provided in note 5.

5 Profit on sale of associate

In June 2000, HBC sold its remaining 20% stake in Frigoglass S.A. for €58.1m as a pre-condition of the merger. The 2000 financial statements included a profit on sale of €24.7m consisting of proceeds on sale of €58.1m, net assets disposed (€31.3m), goodwill written off (€4.5m) and share of exchange reserves recognised (€2.4m).

6 Taxation

The tax charge on the group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the company as follows:

	Actual 2001 € million	Actual 2000 € million
Profit before tax per the income statement	**61.6**	52.7
Tax calculated at a tax rate of 35%	**21.6**	18.4
Effect of different tax rates in foreign jurisdictions	**(9.6)**	(5.0)
Additional local taxes in foreign jurisdictions	**5.0**	8.6
Tax holidays in foreign jurisdictions	**(15.8)**	(4.6)
Expenses non-deductible for tax purposes	**49.6**	38.6
Income not subject to tax	**(11.7)**	(9.5)
Utilisation of previously unrecognised tax losses	**(5.3)**	(9.4)
Unrecognised losses	**11.2**	8.7
Others	**(0.5)**	–
Income tax charge per the income statement	**44.5**	45.8

The income tax charge for the year is as follows:

	Actual 2001 € million	Actual 2000 € million
Current tax charge	**52.8**	43.4
Deferred tax (credit)/charge	**(8.3)**	2.4
	44.5	45.8

Notes to the financial statements continued

For the year ended 31 December 2001

6 Taxation *continued*

Deferred taxation

Deferred income tax assets and liabilities are off-set where there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate off-setting, are shown in the consolidated balance sheet:

	Actual 2001 € million	Actual 2000 € million
Deferred tax assets	**1.6**	1.0
Deferred tax liabilities	**(109.1)**	(116.8)
	(107.5)	(115.8)

The movement in deferred tax assets and liabilities (after off-setting balances within the same tax jurisdiction) during the year is as follows:

	Actual 2001 € million	Actual 2000 € million
As at 1 January	(115.8)	(73.5)
Credited/(charged) to income statement	8.3	(2.4)
(Charged)/credited to equity	(0.6)	5.3
Arising on acquisition of subsidiary	5.6	(46.3)
Transfer from current tax provision	(4.1)	–
Foreign exchange differences	(0.9)	1.1
As at 31 December	**(107.5)**	(115.8)

The basis and composition of the pro forma tax charge for 2000 is given in note 28.

Deferred tax assets and liabilities (prior to off-setting balances within the same tax jurisdiction) at 31 December are attributable to the following items:

	Actual 2001 € million	Actual 2000 € million
Deferred income tax assets		
Provisions	**3.9**	25.7
Tax loss carry-forwards	**11.8**	10.2
Other deferred income tax assets	**21.0**	4.7
Gross deferred income tax assets	**36.7**	40.6
Deferred income tax liabilities		
Differences in depreciation	**(87.1)**	(58.5)
Asset revaluations	**(1.8)**	(5.7)
Restatement of non-monetary assets in hyper-inflationary countries	**(15.0)**	(71.3)
Other deferred income tax liabilities	**(40.3)**	(20.9)
Gross deferred income tax liabilities	**(144.2)**	(156.4)
Net deferred tax liability	**(107.5)**	(115.8)

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The group has unrecognised deferred tax assets in relation to tax losses of €135.9m (2000: €60.8m) to carry forward against future taxable income. Additionally, the group has other unrecognised deferred tax assets of €7.4m (2000: €6.9m) relating to deductible temporary differences.

Notes to the financial statements continued

For the year ended 31 December 2001

7 Earnings per share

Basic earnings per share is calculated by dividing the net profit/(loss) attributable to shareholders by the weighted average number of shares in issue during the year, excluding the average number of ordinary shares purchased by the company and held as treasury shares.

In calculating diluted earnings per share, the weighted average number of shares is adjusted to take account of the stock options awarded in December 2001.

As a useful comparison prospectively, earnings per share has also been calculated for pro forma information. For this calculation, the number of shares used is the total after the acquisition of Coca-Cola Beverages plc and the allotment of the increase in shares as consideration.

	Actual 2001 € million	Pro forma 2000 € million	Actual 2000 € million
Net profit/(loss) attributable to shareholders:	**1.6**	(46.2)	6.8
Weighted average number of ordinary shares	**236,579,762**	236,668,596	179,559,771
Basic earnings/(loss) per share (euro cents)	**0.7**	(19.5)	3.8
Weighted average number of ordinary shares	**236,607,770**		
Diluted earnings per share (euro cents)	**0.7**		

The directors also consider that loss per share before exceptional items is a useful indicator of the performance of the business. In 2000, the calculation of loss per share before exceptional items is provided for pro forma information only, as an indicator prospectively.

	Actual 2001 € million	Pro forma 2000 € million
Net profit/(loss) attributable to shareholders:	**1.6**	(46.2)
Add back: exceptional items (see note 4 for further details)	**(6.7)**	(39.2)
Net loss before exceptional items attributable to shareholders	**(5.1)**	(85.4)
Weighted average number of ordinary shares	**236,579,762**	236,668,596
Basic loss per share before exceptional items (euro cents)	**(2.2)**	(36.1)

8 Dividends

The directors propose a dividend of 18 euro cents per share (totalling €42.6m) for the year ended 31 December 2001. Under IAS 10 (revised), this dividend has not been recognised in the accounts presented. The dividend will be submitted for formal approval at the Annual General Meeting to take place in Athens on 20 May 2002. During the year, a dividend of 17.6 euro cents (60 Greek drachma) per share, totalling €41.7 million was paid in respect of the dividend declared for the year ended 31 December 2000.

Notes to the financial statements continued

For the year ended 31 December 2001

9 Intangible assets

	Goodwill € million	Franchise agreements € million	Total € million
Cost			
As at 1 January 2001	2,336.8	–	2,336.8
Change in existing subsidiaries	0.7	–	0.7
Goodwill arising on acquisition of CCB	24.5	–	24.5
Arising on other acquisitions	–	3.2	3.2
Foreign exchange differences	43.5	0.1	43.6
As at 31 December 2001	**2,405.5**	**3.3**	**2,408.8**
Amortisation			
As at 1 January 2001	362.8	–	362.8
Charge for the year	110.3	0.2	110.5
Foreign exchange differences	18.8	–	18.8
As at 31 December 2001	**491.9**	**0.2**	**492.1**
Net book value as at 1 January 2001	1,974.0	–	1,974.0
Net book value as at 31 December 2001	**1,913.6**	**3.1**	**1,916.7**

10 Property, plant and equipment

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost					
As at 1 January 2001	711.3	1,442.6	201.2	62.6	2,417.7
Additions	21.1	159.1	39.3	56.2	275.7
Arising on acquisition	84.8	31.0	(1.9)	3.0	116.9
Disposals	(9.7)	(31.9)	(26.8)	–	(68.4)
Reclassifications	11.8	46.1	–	(57.9)	–
Foreign exchange differences	18.2	29.3	2.2	0.5	50.2
As at 31 December 2001	**837.5**	**1,676.2**	**214.0**	**64.4**	**2,792.1**
Depreciation					
As at 1 January 2001	29.6	455.7	12.5	–	497.8
Charge for the year	22.7	213.1	21.2	–	257.0
Disposals	(0.7)	(22.0)	(16.9)	–	(39.6)
Foreign exchange differences	0.7	7.2	0.2	–	8.1
As at 31 December 2001	**52.3**	**654.0**	**17.0**	**–**	**723.3**
Net book value as at 1 January 2001	681.7	986.9	188.7	62.6	1,919.9
Net book value as at 31 December 2001	**785.2**	**1,022.2**	**197.0**	**64.4**	**2,068.8**

Land and buildings in Greece, Republic of Ireland and Nigeria have been revalued by professional valuers based on market values in 1998, 1997 and 2000 respectively. The directors believe that the land and buildings of its other subsidiaries, including those operating in hyper-inflationary economies, fairly approximate their market values.

Notes to the financial statements continued

For the year ended 31 December 2001

10 Property, plant and equipment *continued*

The table below shows the historical cost amounts for land and buildings as at 31 December:

	Historical cost basis	
	2001	2000
	€ million	€ million
Cost	**780.2**	666.5
Accumulated depreciation	**(75.8)**	(54.9)
Net book value	**704.4**	611.6

Included in plant and equipment are assets held under finance lease (where the group is the lessee):

	2001 **€ million**	2000 € million
As at 1 January	**20.7**	6.5
Additions	**14.2**	16.3
Depreciation charge	**(2.9)**	(2.1)
As at 31 December	**32.0**	20.7

Finance lease liabilities – present value:

	2001 **€ million**	2000 € million
Less than one year	**6.4**	3.4
Later than one year and not later than five years	**20.7**	15.6
Later than five years	**–**	0.7
Present value of finance lease liabilities at 31 December	**27.1**	19.7

Finance lease liabilities – minimum lease payments:

	2001 **€ million**	2000 € million
Less than one year	**9.0**	6.6
Later than one year and not later than five years	**26.4**	19.1
Later than five years	**–**	0.9
	35.4	26.6
Future finance charges on finance leases	**(8.3)**	(6.9)
Present value of finance lease liabilities at 31 December	**27.1**	19.7

Notes to the financial statements continued

For the year ended 31 December 2001

11 Investments

The group holds investments in an associated company and in companies where its holding is less than 20% of the share capital of the entity.

Associate	Country of Incorporation	**Interest held 2001**	Interest held 2000	**Carrying value 31 December 2001 € million**	Carrying value 31 December 2000 € million
Beta Industries Limited	Nigeria	**30%**	31%	**10.1**	8.5

Changes in holdings in associates are as follows:

	2001 € million	2000 € million
As at 1 January	8.5	39.0
Share of results of associates	2.7	1.6
Disposal of associate (see note 5 for further details)	–	(31.3)
Other	(1.0)	(1.2)
Foreign exchange differences	(0.1)	0.4
As at 31 December	**10.1**	8.5

Included in other non-current assets as at 31 December are:

	2001 € million	2000 € million
Other investments	**5.7**	11.6

12 Joint venture

The group has a 50% interest in a joint venture, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM.

The joint venture is accounted for using the proportionate accounting method, whereby the share of ownership of assets, liabilities, revenues and expenses are taken into the consolidated balance sheet and consolidated income statement.

The following represents the group's share of the assets, liabilities, revenues and expenses of the joint venture:

	As at 31 December 2001 € million	As at 31 December 2000 € million
Balance sheet		
Non-current assets	**55.6**	49.2
Current assets	**22.3**	25.3
Total assets	**77.9**	74.5
Non-current liabilities	**(1.7)**	(2.4)
Current liabilities	**(13.3)**	(11.2)
Total liabilities	**(15.0)**	(13.6)
Net assets	**62.9**	60.9
Income statement		
Sales	**42.3**	41.1
Earnings before taxation	**4.6**	4.3
Taxation	**–**	0.4
Earnings after taxation	**4.6**	4.7

Notes to the financial statements continued

For the year ended 31 December 2001

13 Inventories

	As at 31 December 2001 € million	As at 31 December 2000 € million
Raw materials and consumables	**189.4**	169.0
Work in progress	**2.3**	1.6
Finished goods	**94.6**	86.0
Total inventories	**286.3**	256.6

14 Trade and other receivables

	As at 31 December 2001 € million	As at 31 December 2000 € million
Trade debtors	**430.4**	414.3
Receivables from related parties	**55.4**	51.6
Prepayments	**69.7**	30.7
Other current assets	**60.7**	49.9
Total trade and other receivables	**616.2**	546.5

15 Trade and other liabilities

	As at 31 December 2001 € million	As at 31 December 2000 € million
Trade creditors	**211.8**	208.3
Payables to related parties	**109.8**	105.3
Other taxation and social security liabilities	**24.2**	19.6
Deposit liabilities	**123.6**	118.5
Accruals and other payables	**284.0**	213.3
Current portion of provisions	**9.7**	8.1
Dividends payable, unclaimed from previous years	**0.4**	0.1
Total trade and other liabilities	**763.5**	673.2

16 Provisions

At 31 December, provisions consisted of the following:

	As at 31 December 2001 € million	As at 31 December 2000 € million
Current		
Employee benefits	**5.3**	6.5
Restructuring	**4.4**	1.6
	9.7	8.1
Non-current		
Employee benefits	**82.7**	76.5
Total provisions	**92.4**	84.6

Notes to the financial statements continued

For the year ended 31 December 2001

16 Provisions *continued*

Restructuring provisions were recorded in 2001 in connection with local restructuring initiatives along with that arising as a result of the acquisition of additional Russian territories.

	2001 € million
As at 1 January	1.6
Arising during the year	1.4
Arising on acquisition	2.2
Utilised during the year	(0.8)
As at 31 December	**4.4**

Post-employment benefit plans

At 31 December, post-employment benefit plans comprised the following:

	2001 € million	2000 € million
Defined benefit plans:		
Employee leaving indemnities	**44.3**	40.6
Pension plans	**9.2**	11.9
	53.5	52.5
Other post-employment benefits:		
Employee leaving indemnities	**23.3**	23.5
Other plans	**11.2**	7.0
	34.5	30.5
Total post-employment benefit obligations	**88.0**	83.0

At 31 December, the post-employment benefit obligation was as follows:

	2001 € million	2000 € million
Current	**5.3**	6.5
Non-current	**82.7**	76.5
Total post-employment benefit obligations	**88.0**	83.0

At 31 December, the present value and funded status of defined benefit obligations were as follows:

	2001 € million	2000 € million
Present value of funded obligations	**52.2**	49.0
Fair value of plan assets	**(42.4)**	(44.9)
	9.8	4.1
Present value of unfunded obligations	**53.9**	48.8
Unrecognised actuarial (losses)/gains	**(9.3)**	0.5
Unrecognised past service costs	**(0.9)**	(0.9)
Defined benefit obligations	**53.5**	52.5

Notes to the financial statements continued

For the year ended 31 December 2001

16 Provisions *continued*

The movement in the defined benefit obligations recognised in the balance sheet was as follows:

	2001 € million	2000 € million
As at 1 January	52.5	35.9
Expense recognised in the income statement	8.4	4.0
Contributions received	(5.2)	(3.0)
Transfer to defined contribution scheme	(2.4)	
Obligations arising on acquisition	–	16.2
Exchange differences	0.2	(0.6)
As at 31 December	**53.5**	52.5

The expense recognised in the income statement comprised the following:

	2001 € million	2000 € million
Current service cost	**7.1**	6.8
Interest cost	**4.6**	5.4
Expected return on plan assets	**(3.3)**	(3.7)
Net actuarial gains recognised	–	(1.1)
Gains on curtailment	–	(3.4)
Total	**8.4**	4.0
Actual return on plan assets	**1.9**	2.8

The total defined benefit plan expenditure is included in staff costs.

The expense recognised in the income statement for other post-employment benefits is €6.1m, including €3.5m relating to the defined contribution plans. It is included as staff costs and expressed in cost of sales, selling and distribution costs and administration costs.

The expenses for defined benefit plans and other post-employment benefits are allocated to the appropriate headings of expenses by function.

The principal defined benefit plans of the group are in Greece, Ireland, Nigeria and Austria. The main actuarial assumptions for each of these plans were as follows:

2001	Nigeria %	Other %
Discount rate	15	5.0 – 6.25
Expected return on plan assets	n/a	7.6
Future salary increases	14	2 – 4
Future pension increases	n/a	2.5 – 3

2000	Nigeria %	Other %
Discount rate	15	5.9 – 6.0
Expected return on plan assets	n/a	6.6
Future salary increases	12	2.0 – 3.7
Future pension increases	n/a	3.3

Notes to the financial statements continued

For the year ended 31 December 2001

17 Business combinations

2001

a) Acquisition of Coca-Cola Beverages plc

The acquisition of Coca-Cola Beverages plc ("CCB") was completed on 9 August 2000. Fair values for the net assets acquired were recorded in 2000 as €1,816.0m. Further adjustments have been made in 2001 as additional information has become available that assists in determining the fair values at acquisition. These adjustments are detailed below:

	As reported 2000 € million	Adjustments € million	Final fair values € million
Tangible fixed assets	1,162.0	(28.2)	1,133.8
Other non-current assets	6.4	–	6.4
Inventories	191.6	(1.5)	190.1
Trade and other receivables	508.1	(3.7)	504.4
Cash and cash equivalents	34.1	–	34.1
Short term borrowings	(185.9)	–	(185.9)
Other current liabilities	(594.0)	–	(594.0)
Long term borrowings	(509.1)	–	(509.1)
Deferred tax	(46.3)	8.5	(37.8)
Other non-current liabilities	(40.0)	–	(40.0)
Minority interests	(25.1)	0.1	(25.0)
Shares held by the Coca-Cola Beverages Share Purchase Trust	1.5	–	1.5
Fair value of net tangible assets acquired	503.3	(24.8)	478.5
Goodwill arising on acquisition	1,312.7	24.5	1,337.2
Fair value of net assets acquired	1,816.0	(0.3)	1,815.7
Shares issued, at fair value	1,367.8	–	1,367.8
Cash paid to shareholders of CCB	416.4	–	416.4
Costs of acquisition	31.8	(0.3)	31.5
Total consideration	1,816.0	(0.3)	1,815.7

Notes to the financial statements continued

For the year ended 31 December 2001

17 Business combinations *continued*

2001

b) Acquisition of The Coca-Cola Company bottling operation in the Russian Federation

On 23 November 2001, CCHBC purchased from The Coca-Cola Company ("TCCC") the bottling operations in the Russian Federation (Star Bottling Limited (Cyprus), LLC Coca-Cola Stavropolye Bottlers and the 40% equity stake held by TCCC in Coca-Cola Molino Beverages Limited). The transactions include operations in Moscow, St Petersburg, Central Russia and the Russian Far East. Through this purchase, CCHBC now holds the Coca-Cola franchise for the whole of the Russian Federation.

The acquisition has been accounted for using the purchase method of accounting.

Details of the acquisition are as follows:

	€ million
Tangible fixed assets	145.1
Inventories	29.2
Trade and other receivables	4.0
Other current assets	16.2
Cash and cash equivalents	4.4
Other current liabilities	(38.1)
Long term borrowings	(57.3)
Deferred tax	1.2
Minority interests	35.1
Fair value of net tangible assets acquired	139.8
Goodwill arising on acquisition	–
Fair value of net assets acquired	139.8
Cash paid to TCCC	27.3
Loans outstanding	106.8
Costs of acquisition	5.7
Total consideration	139.8

The acquired bottling operations in the Russian Federation contributed sales of €19.7m and an operating loss of €1.7m to the group for the period since acquisition.

c) Other acquisitions

During 2001, CCHBC acquired portions of minority interests for €1.5m resulting in additional goodwill of €0.7m.

Notes to the financial statements continued

For the year ended 31 December 2001

17 Business combinations *continued*

2000

Other acquisitions

During the year the group acquired controlling interests in certain entities which were accounted for using the purchase method of accounting.

Details of the acquisitions are as follows:

	Effective dates of acquisition 2000	Percentage of shares acquired %	Net tangible assets applicable € million	Amount of consideration € million
3I S.A.	20 March	100.0	–	–
Coca-Cola Dosenproduktions AG	19 December	100.0	0.1	16.6
Coca-Cola Magyarország Italok Kft.	19 December	100.0	0.3	23.0
			0.4	39.6
Acquisition of minority interest			3.9	9.3
			4.3	48.9

3I S.A. was an unlisted Greek holding company. It has subsequently been merged into CCHBC.

Coca-Cola Magyarország Italok Kft. is an unlisted Hungarian company owning the rights to prepare and package TCCC beverages in cans for exclusive distribution and sale in Hungary.

Coca-Cola Dosenproduktions AG is an unlisted Austrian company owning the rights to prepare and package TCCC beverages in cans for exclusive distributions and sale in Austria and Switzerland.

During 2000, CCHBC increased its ownership of operations in Armenia and Romania through the acquisition of minority interests.

	3I S.A. € million	Coca-Cola Dosenprod-uktions AG € million	Coca-Cola Magyarország Italok Kft. € million	Minority interests € million	Total other acquisitions € million
Trade and other receivables	1.0	–	0.2	–	1.2
Cash and cash equivalents	–	0.1	0.1	–	0.2
Other current liabilities	(1.0)	–	–	–	(1.0)
Minority interests	–	–	–	3.9	3.9
Fair value of net tangible assets acquired	–	0.1	0.3	3.9	4.3
Goodwill arising on acquisition	–	16.5	22.7	5.4	44.6
Fair value of net assets acquired	–	16.6	23.0	9.3	48.9
Total cash consideration	–	16.6	23.0	9.3	48.9
Cash consideration	–	16.6	23.0	9.3	48.9
Less payment of consideration deferred until 2001	–	(16.6)	(23.0)	–	(39.6)
Less cash and cash equivalent balances acquired	–	(0.1)	(0.1)	–	(0.2)
Cash (inflow)/outflow included in actual cash flow	–	(0.1)	(0.1)	9.3	9.1

The contribution of Coca-Cola Magyarorszag Italok Kft. and Coca-Cola Dosenproduktions AG to the 2000 income statement of CCHBC was €0.3m and €2.5m respectively. Included in the 2000 pro forma cash flow was €15.0m, which was paid by CCB prior to merger in respect of the acquisition of bottling operations in Romania.

Notes to the financial statements continued

For the year ended 31 December 2001

18 Financial instruments

The group held the following borrowings at 31 December:

	2001 € million	2000 € million
Bank overdrafts	**24.4**	46.9
Current portion of long term debt	**0.4**	7.8
Bonds, bills and unsecured notes	**3.9**	–
Short term borrowings	**173.8**	135.7
	202.5	190.4
Current portion of finance leases	**6.4**	3.4
Total borrowings falling due within one year	**208.9**	193.8
Borrowings falling due within one to two years:		
Bonds, bills and unsecured notes	**200.0**	–
Other borrowings	**43.2**	587.3
Borrowings falling due within two to five years:		
Bonds, bills and unsecured notes	**941.0**	–
Other borrowings	**–**	521.3
	1,184.2	1,108.6
Obligations under finance leases falling due in more than one year	**20.7**	16.3
Total borrowings falling due after one year	**1,204.9**	1,124.9
Total borrowings	**1,413.8**	1,318.7

The group maintains certain committed facilities with banks. The undrawn, committed facilities available to the group as at 31 December 2001 were as follows:

	€ million
Amounts expiring in less than one year	**7.7**
Amounts expiring between one and two years	**750.0**
Amounts expiring in more than two years	**–**
	757.7

Cash and cash equivalents comprise the following:

	2001 € million	2000 € million
Cash at bank and in hand	**105.5**	122.8
Short term deposits	**47.1**	33.9
Total cash and cash equivalents	**152.6**	156.7

Notes to the financial statements continued
For the year ended 31 December 2001

18 Financial instruments *continued*

Net finance costs for the year ended 31 December comprise:

	2001 € million	Pro forma 2000 € million	2000 € million
Interest income	**9.3**	8.9	6.5
Interest expense	**(73.7)**	(74.8)	(48.5)
Pro forma interest expense	**–**	(13.5)	–
Net foreign exchange translation losses	**(0.2)**	(13.9)	(12.5)
Finance charges paid with respect to finance leases	**(1.6)**	(0.7)	(0.7)
Other finance costs	**–**	(0.4)	(0.4)
Total finance costs	**(75.5)**	(103.3)	(62.1)
Net finance costs	**(66.2)**	(94.4)	(55.6)

Further information about the pro forma interest expense is provided in note 28.

The borrowings as at 31 December were held in the following currencies:

	Current 2001 € million	Non-current 2001 € million	Current 2000 € million	Non-current 2000 € million
Euro-zone currencies	187.5	1,153.4	88.5	1,017.9
US dollar	0.7	0.5	47.6	3.7
Nigerian naira	9.0	4.7	28.1	5.1
Greek drachma	–	–	–	–
Czech koruna	1.3	34.0	–	43.4
Polish zloty	2.8	–	7.2	20.8
UK sterling	5.5	1.0	16.1	18.4
Slovak koruna	2.1	11.3	2.3	15.6
Other	–	–	4.0	–
Financial liabilities	**208.9**	**1,204.9**	193.8	1,124.9

	Fixed interest rate € million	Floating interest rate € million	Total 2001 € million	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
Euro-zone currencies	558.6	782.3	1,340.9	4.7%	1.3
US dollar	–	1.2	1.2	–	–
Nigerian naira	–	13.7	13.7	–	–
Czech koruna	35.3	–	35.3	7.0%	1.5
Polish zloty	–	2.8	2.8	–	–
UK sterling	–	6.5	6.5	–	–
Slovak koruna	–	13.4	13.4	–	–
Other	–	–	–	–	–
Financial liabilities	**593.9**	**819.9**	**1,413.8**	**4.8%**	**1.3**
Financial assets	**–**	**152.6**	**152.6**	**–**	**–**

Notes to the financial statements continued

For the year ended 31 December 2001

18 Financial instruments *continued*

Financial liabilities represent fixed and floating rate borrowings held by the group. The group hedges exposures to changes in interest rates and the fair value of debt by using a combination of floating and fixed interest rate swaps. Financial assets are cash and cash equivalents (2001: €152.6m; 2000: €156.7m). Financial assets and liabilities falling due within one year exclude all debtors and creditors, other than borrowings.

Floating rate debt bears interest based on the following benchmark rates:

UK sterling	1 – 6 month LIBOR (London inter-bank offer rate)
US dollar	1 – 6 month LIBOR (London inter-bank offer rate)
Euro	1 – 6 month LIBOR (London inter-bank offer rate)
Euro	1 – 6 month EURIBOR (European inter-bank offer rate)
Czech koruna	1 – 3 month PRIBOR (Prague inter-bank offer rate)
Polish zloty	1 – 6 month WIBOR (Warsaw inter-bank offer rate)
Slovak koruna	1 – 6 month BRIBOR (Bratislava inter-bank offer rate)
Nigerian naira	1 month NIBOR (Nigerian inter-bank offer rate)

The above analysis is shown after taking into account the effect of interest rate swaps.

Foreign currency transaction exposures

The group has foreign exchange transaction exposures where subsidiaries hold monetary assets and liabilities which are not denominated in the functional currency of that subsidiary. These exposures are primarily denominated in euros and US dollars.

Fair values of financial assets and liabilities

The fair value of forward contracts is calculated by reference to current forward exchange rates at 31 December 2001 for contracts with similar maturity dates. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash flows. The fair value of commodities is based on independent quoted market valuations.

For primary financial instruments of cash, deposits, investments, borrowings and other financial liabilities, fair values equate to book values.

The group holds interest bearing borrowings at both fixed and floating interest rates. However, as indicated above, interest rate swaps have been used to manage the group's exposure to interest rates, in line with the group's fixed/floating rate strategy.

There is no difference between the book value and the fair value of debtors and creditors falling due within one year.

The group only uses derivatives for hedging purposes. The following is a summary of the group's risk management strategies and the effect of these strategies on the group's financial statements:

Interest rate

The fair value swap agreements utilised by the group effectively modify the group's exposure to interest rate risk and the changes in the fair value of debt by converting the group's fixed rate debt to a floating rate based on EURIBOR over the life of the underlying debt. The agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

The group also uses cash flow interest rate swaps to convert a portion of its floating rate debt to a fixed rate basis for the next five years, thus reducing the impact of interest rate changes on future income.

The fair value of cash flow interest rate swaps included in the balance sheet both as a component of equity and as trade and other receivables/payables is €6.4 million.

The fair value of fair value interest rate swaps included in the balance sheet as an adjustment to the carrying value of fixed rate debt and other receivables is €16.0 million.

Notes to the financial statements continued

For the year ended 31 December 2001

18 Financial instruments *continued*

Foreign currency

The group is exposed to the effect of foreign currency risk on expenditures that are denominated in currencies other than the euro. Forward contracts are used to hedge a portion of its anticipated foreign currency denominated expenditures. All of the forward exchange contracts have maturities of less than one year after the balance sheet date.

At 31 December 2001, the group recorded a nominal amount of unrealised gains in equity as a result of the hedge contracts which, if realised, will be recorded in operating expenses when the underlying transaction affects operating results.

Sugar

The group is exposed to the effect of changes in the price of sugar. To manage a portion of the price risk of sugar costs, the group uses sugar futures contracts traded on regulated futures exchanges. All of the sugar futures contracts have maturities of less than one year after the balance sheet date. The changes in market values of such contracts have historically been highly effective in off-setting sugar price fluctuations.

At 31 December 2001, the group recorded a nominal amount of unrealised gains in equity as a result of the hedge contracts which, if realised, will be recorded in cost of sales when the related sugar is utilised in 2002.

Credit risk exposures

The group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations as at 31 December 2001 in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The group's maximum credit risk exposure for each derivative instrument is as follows:

- Foreign exchange contracts – the full amount of the foreign currency the group will be required to pay or purchase when settling the forward contracts, should the counterparties not pay the currency they are committed to deliver to the group. As at 31 December 2001, the fair value of foreign exchange contracts was €0.5m (2000: €0.2m).
- Interest rate swaps – exposure is limited to the net fair value of the swap agreements, which totalled €9.6m as at 31 December 2001 (2000: €5.4m).

Debt covenants

As at 31 December 2001, the group had one covenant on its debt at group level, relating to its €750 million syndicated loan facility. This covenant sets a minimum limit on the ratio of EBITDA to interest expense. At 31 December 2001, the group complied with this debt covenant.

Notes to the financial statements continued

For the year ended 31 December 2001

19 Directors' remuneration

The total remuneration of directors paid during the year amounted to €3,429,000 (2000: €4,093,000). In addition to salary, in 2001 the group provided non-cash benefits to executive officers and contributed to post-employment pension plans on their behalf. The managing director also participates in the group's stock option plan.

20 Equity compensation plan

The group operates an equity compensation plan, the Coca-Cola HBC Stock Purchase Plan, in which eligible employees can participate.

Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in CCHBC shares. CCHBC will match up to a maximum of 3% of the employee's salary by way of contribution. Matching shares are purchased monthly and vest twelve months after the purchase.

In December for employees located in Greece the company matches the annual employee contribution up to the first 5% of salary. The shares bought with the company matching contribution vest immediately.

Shares are purchased on the open market by a trust, the Coca-Cola HBC Employee Stock Purchase Trust (formerly the Coca-Cola Beverages Employee Share Purchase Trust). The contribution made by CCHBC is expensed as incurred.

During 2001 87,926 shares were purchased by CCHBC (2000: 52,854 shares were purchased by CCB prior to the date of merger and 30,591 by CCHBC after the date of merger) as matching shares to employee investments. The purchase cost, expensed in the income statement, totalled €1.4m (2000: €1.3m on a pro forma basis). The fair value of those unvested matching shares held by the group, before they vest to employees, was €1.4m (2000: €1.7m). The total number of shares held by the trust at 31 December 2001 was 480,869. The total contribution made by employees to the trust during 2001 was €1.6m.

No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations in the share price are borne by those employees.

21 Employee stock option plan

Senior staff are eligible to participate in the CCHBC stock option plan.

CCHBC uses the intrinsic value accounting method for the share awards under which there is no charge to earnings for employee stock option awards. Options are granted at an exercise price of the average mid-price of the company's shares at close of trading on the Athens stock exchange over the last ten working days before the date of grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award.

In December 2001, the company granted a total of 5,899,088 options on ordinary shares.

The following table summarises information on options outstanding and exercisable as at 31 December 2001:

	Exercise price €	Vesting status as at 31 December 2001	Vesting dates for further increments			End of option period	No. of stock options outstanding as at 31 December 2001
Sub Plan 1	25.06	fully vested	–	–	–	11.07.2008	368,735
Sub Plan 2	22.71	fully vested	–	–	–	29.09.2008	30,260
Sub Plan 3	18.80	two-thirds	09.12.2002	–	–	08.12.2009	695,293
Sub Plan 4	16.22	one-third	13.12.2002	13.12.2003	–	12.12.2010	2,644,900
Sub Plan 5	13.35	none	28.06.2002	28.06.2003	28.06.2004	27.06.2011	180,000
Sub Plan 6	16.05	none	13.12.2002	13.12.2003	13.12.2004	12.12.2011	1,979,900
Total							**5,899,088**

Notes to the financial statements continued

For the year ended 31 December 2001

22 Share capital and share premium

	Number of shares (authorised and issued)	Share capital € million	Share premium € million	Total € million
As at 1 January 2000	142,937,500	43.2	841.6	884.8
Exchange translation effect	–	(1.5)	(39.4)	(40.9)
Issued in the year for the acquisition of 3I S.A.	1,336	–	–	–
Issued in the year for the acquisition of CCB	93,729,760	27.8	1,340.0	1,367.8
As at 31 December 2000	236,668,596	69.5	2,142.2	2,211.7
Conversion of par value to euro	–	1.5	(1.5)	–
As at 31 December 2001	**236,668,596**	**71.0**	**2,140.7**	**2,211.7**

There is only one class of shares, of which the par value is 0.30 euro.

On 22 November 2001, the authorised share capital of CCHBC was increased by €1.5m at an extraordinary general meeting of the company through an increase of the par value of the shares from 100 Greek drachma to 102.225 Greek drachma which equates to 0.30 euro. The increase was necessary for the conversion of the share capital into euro, as Greek law requires the minimum par value of the shares after conversion to be 0.30 euro.

On 20 March 2000, the group issued 1,336 shares at par value as consideration for the acquisition of 3I S.A.

On 19 April 2000, the authorised share capital was increased by 112,448,327 shares at an extraordinary general meeting of the company. Of this increase, 93,729,760 shares were deposited into the company on 10 and 11 August 2000 reflecting the shares subscribed for, following the acquisition of Coca-Cola Beverages plc. The fair value of these shares was 4,915 drachma, consisting of 100 drachma per share (par value) attributed to share capital and 4,815 drachma per share attributed to the share premium reserve. This was ratified on 11 August 2000 by an extraordinary general meeting.

Notes to the financial statements continued

For the year ended 31 December 2001

23 List of principal subsidiary undertakings

The following are the principal subsidiary undertakings of Coca-Cola HBC as at 31 December:

	Country of registration	% ownership at 31 December 2001	% ownership at 31 December 2000
Coca-Cola Bottlers Armenia	Armenia	90.0%	90.0%
Elxym S.A.	Greece	100.0%	100.0%
Telerex S.A.	Greece	100.0%	100.0%
Cretan Bottling Company S.A.	Greece	100.0%	100.0%
D.D. I.B.P. Beagrade	Federal Republic of Yugoslavia	85.2%	85.2%
Molino Beverages Holding S.ar.l	Luxembourg	100.0%	100.0%
Clarina Holding S.ar.l	Luxembourg	100.0%	–
Coca-Cola Bottlers (Ulster) Limited	England & Wales	100.0%	100.0%
Coca-Cola HBC Finance plc	England & Wales	100.0%	–
CCB Services Limited	England & Wales	100.0%	100.0%
Clarina Bulgaria Limited	Bulgaria	100.0%	100.0%
Sofia Beverage Company A.D.	Bulgaria	100.0%	100.0%
Coca-Cola Bottlers Sofia Limited	Bulgaria	60.0%	60.0%
Coca-Cola Distributors Sofia	Bulgaria	60.0%	60.0%
Burgas Bottling Company Limited	Bulgaria	75.0%	75.0%
Pleven Bottling Company Limited	Bulgaria	59.0%	59.0%
Plovdiv Bottling Company Limited	Bulgaria	62.0%	62.0%
Targovishte Bottling Company Limited	Bulgaria	75.0%	75.0%
John Daly and Company Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%	100.0%
Panpak Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola Beverages Holdings Limited	Republic of Ireland	100.0%	100.0%
3E Cyprus Limited	Cyprus	100.0%	100.0%
Star Bottling Limited	Cyprus	100.0%	–
Coca-Cola Molino Beverages Limited	Cyprus	100.0%	60.0%
Softbul Investments Limited	Cyprus	100.0%	–
Coca-Cola Bottlers Oryel OOO	Russia	100.0%	60.0%
Coca-Cola Bottlers Siberia OOO	Russia	100.0%	–
Coca-Cola Bottlers Timis S.A.	Romania	100.0%	100.0%
Coca-Cola Bottlers Iasi S.A.	Romania	99.2%	94.2%
Coca-Cola Bottling Enterprise Galati S.A.	Romania	92.6%	92.6%
Coca-Cola Bottling Enterprise Constanta S.A.	Romania	85.5%	85.5%
Coca-Cola Bottling Enterprise Ploiesti Ltd	Romania	100.0%	100.0%
Coca-Cola Bottlers Bihor S.A.	Romania	100.0%	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%	100.0%

Notes to the financial statements continued

For the year ended 31 December 2001

23 List of principal subsidiary undertakings *continued*

	Country of registration	% ownership at 31 December 2001	% ownership at 31 December 2000
MTV West Kishinev Bottling Company	Moldova	100.0%	100.0%
Coca-Cola Bottlers Chisinau	Moldova	100.0%	100.0%
Chisinau Beverages Services	Moldova	100.0%	100.0%
Nigerian Bottling Company plc	Nigeria	65.9%	65.7%
Brewinvest S.A.	Greece	50.0%	50.0%
CC Beverage Holdings II B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	–
CCB Holdings Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola Bevande Italia S.p.A	Italy	100.0%	100.0%
Coca-Cola Beverages B-H d.o.o.	Bosnia & Herzegovina	100.0%	100.0%
CCB Production Services d.o.o	Bosnia & Herzegovina	100.0%	100.0%
Coca-Cola Beverages Polska Sp.zoo.	Poland	100.0%	100.0%
Coca-Cola Beverages Hrvatska d.d.	Croatia	99.9%	99.3%
Coca-Cola Beverages AG	Switzerland	73.9%	73.9%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
CCB Management Services GmbH & Co KG	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Services	Ukraine	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%	100.0%
Coca-Cola Beverages Slovenia d.d.	Slovenia	99.5%	99.8%
Coca-Cola Beverages Slovakia s.r.o.	Slovak Republic	100.0%	100.0%
Coca-Cola Beverages Ceska republika spol sr.o.	Czech Republic	100.0%	100.0%
Coca-Cola Beverages (Hungary) Kft	Hungary	100.0%	100.0%
Coca-Cola Magyarorszag Italok Kft	Hungary	100.0%	100.0%
Standorg Assets Kft	Hungary	100.0%	100.0%

Brewinvest S.A. is accounted for using the proportional consolidation method.

The following subsidiary undertakings were acquired as a result of the transaction dated 23 November 2001:

LLC Coca-Cola Bottlers of Volgograd	Russia	100.0%	–
LLC Coca-Cola Bottlers of Eurasia	Russia	100.0%	–
LLC Coca-Cola Bottlers of Vladivostok Bottlers	Russia	100.0%	–

Notes to the financial statements continued

For the year ended 31 December 2001

24 Related party transactions

a) The Coca-Cola Company

The Coca-Cola Company ("TCCC") held 24% of the issued share capital of CCHBC as at 31 December 2001, and has awarded the status of "key bottler" to CCHBC.

The group's operating subsidiaries purchased concentrate and other materials from TCCC and its subsidiaries. These transactions took place on an arm's length basis. Total purchases of concentrate, finished products and other materials amounted to €785.4m (2000: €325.0m, from the date of the merger).

TCCC has made contributions to certain operating subsidiaries of CCHBC in respect of market and infrastructure development, discretionary marketing contributions and participation in shared marketing agreements. There were no contributions from TCCC for market and infrastructure development in 2001 (2000: €22.4m, on a pro forma basis which had been made to CCB prior to its acquisition by HBC).

TCCC also made discretionary marketing contributions to the group's operating subsidiaries of €66.8m (2000: €6.9m from the date of the merger, €69.1m on a pro forma basis including market and infrastructure development support of €22.4m). The participation in shared marketing agreements are at TCCC's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC beverages. TCCC has also customarily made additional payments for marketing and advertising direct to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC's discretion, will not necessarily be the same from year to year.

Other income comprises mainly rent and facility costs (where TCCC shares premises with CCHBC companies) and volume rebates. This amounted to €10.7m (2000: €8.8m post merger). Other expenses relate to facility costs charged by TCCC, interest on related party payables and other shared costs. These other expenses amounted to €27.9m (2000: €17.3m). All transactions with TCCC were on an arm's length basis.

During the year the group's operating subsidiaries participated in some of TCCC's insurance arrangements. These transactions took place on an arm's length basis.

As disclosed in note 17, on 23 November 2001, CCHBC completed the purchase from TCCC of Star Bottling Limited (Cyprus) and the 40% equity stake held by TCCC in Coca-Cola Molino Beverages Limited. Cash consideration of €27.3m was paid to TCCC in December 2001 with the balance payable included in 'Payables to related parties' in the balance sheet as at 31 December 2001 (see note 15). Included in the balance sheet at 31 December 2001 is €106.8m owed by CCHBC to TCCC related to this acquisition.

Key bottler status

The directors consider that the success of the Coca-Cola system relies to a large extent upon alignment between the bottler and TCCC, with the companies working together, utilising their respective complementary skills and assets, to capture the opportunities to build consumption in each country and thus grow value over the long term for their respective shareholders. TCCC has indicated to the directors that it concurs with this view.

Bottler's agreements

TCCC has entered into bottler's agreements with CCHBC in respect of each of CCHBC's countries.

All the bottler's agreements entered into by TCCC and CCHBC are Standard International Bottler's (SIB) agreements. The bottler's agreements for Austria, Italy (Northern and Central), Greece, Republic of Ireland and Northern Ireland are TCCC's standard European Union SIB agreements and differ from the SIB agreements for the other countries only to the extent necessary to comply with European Union legislation. The bottler's agreements expire in 2008 with the exception of the agreements related to our newly acquired Russian territories and the Baltic states, all of which expire in 2011, and are renewable, at TCCC's discretion, for a further ten years.

The terms of the bottler's agreements oblige CCHBC to obtain concentrate for TCCC beverages from TCCC and consequently CCHBC purchases all its requirements for concentrate for TCCC beverages from TCCC, or its designee, in the ordinary course of its business.

Use of the trademark Coca-Cola

TCCC has authorised CCHBC and certain of its subsidiaries to use the trademark Coca-Cola in their corporate names. TCCC owns or has applied for the trademarks that identify its beverages in all of CCHBC's countries. These include the brand Coca-Cola which is recognised as one of the world's best known trademarks.

Notes to the financial statements continued

For the year ended 31 December 2001

24 Related party transactions *continued*

b) The Kar-Tess Group

The Kar-Tess Group held 41.5% of the issued share capital of CCHBC as at 31 December 2001.

Frigoglass S.A.

Frigoglass S.A., a company listed on the Athens stock exchange, is a manufacturer of cooler, PET resin, glass bottles, crown and plastics. The Kar-Tess Group owns 44.1% of Frigoglass S.A and until June 2000 CCHBC owned 20% of Frigoglass S.A.

Under an agreement dated 24 June 1999, CCHBC is obliged to obtain at least 60% of its annual requirement of certain types of coolers and related products from Frigoglass S.A. CCHBC has the status of most favoured customer of Frigoglass S.A., on a non-exclusive basis. This agreement runs until 31 December 2004.

During the year, the group made purchases of €15.9m (2000: €31.8m) of coolers and other goods and materials from Frigoglass S.A. These transactions took place on an arm's length basis. As at 31 December 2001, CCHBC owed €3.3m (2000: €4.7m) to the Kar-Tess Group and Frigoglass S.A.

c) Directors

Mr George A. David, Mr Constantine Leventis, Mr Leonidas Ioannou and Mr Anastassios Leventis have been nominated by the Kar-Tess Group on the board of CCHBC. Mr Henry Schimberg and Mr A.R.C. (Sandy) Allan, a Senior Vice President of TCCC, have been nominated by TCCC on the board of CCHBC. There have been no transactions between CCHBC and the directors except for remuneration, details of which are presented in note 19.

d) Other

Coca-Cola Nestle Refreshments

Coca-Cola Nestle Refreshments is a 50/50 joint venture between TCCC and Nestle. During 2001 the group purchased inventory from Coca-Cola Nestle Refreshments on an arm's length basis amounting to €7.6m (2000: €8.1m from the date of the merger). As at 31 December 2001, CCHBC owed €0.7m to Coca-Cola Nestle Refreshments and was owed €0.2m.

There are no material transactions with other related parties for the year ended 31 December 2001.

25 Commitments

a) Operating leases

The total of future minimum lease payments under non-cancellable operating leases as follows:

	As at 31 December 2001 € million	As at 31 December 2000 € million
Not later than one year	**11.1**	9.9
Between one and five years	**27.3**	20.2
After five years	**5.7**	3.7
	44.1	33.8

b) Capital commitments

As at 31 December 2001, the group had capital commitments amounting to €73.9m (2000: €45.7m).

Notes to the financial statements continued

For the year ended 31 December 2001

26 Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the company of approximately €2.9m and requiring changes in the company's commercial practices in respect of free on-loan coolers in certain outlets in Greece. The fine relates to the company's commercial dealings with certain wholesalers during the period 1991-1999. The company has decided to appeal this decision to the Athens Administrative Court of First Instance.

The European Commission is currently investigating commercial practices engaged in by CCHBC's subsidiary in Austria. This forms part of a broader investigation of commercial practices of The Coca-Cola Company and bottlers of The Coca-Cola Company in Europe. The investigation commenced in July 1999 when the European Commission visited CCHBC's offices in Austria and London. This investigation may lead to the institution of formal proceedings by the European Commission against CCHBC's Austrian subsidiary in the course of 2002. In the absence of such proceedings, it is not possible to quantify the likelihood or materiality of any potential fines or restrictions of our practices.

Pursuant to a shareholders' agreement dated 28 March 1996, EWN Getranke Holding GmbH may exercise a right to sell its 31,410 shares in Coca-Cola Beverages AG between October 1996 and October 2003 to CC Beverages Holdings II B.V., a subsidiary of CCHBC. EWN is a minority interest shareholder in Coca-Cola Beverages AG, CCHBC's Swiss subsidiary. CC Beverages II Holdings B.V. may also substitute another group company to act as purchaser on its behalf.

In recent years, customs authorities in some Central and Eastern European countries have attempted to challenge the classification under which the group imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher customs duties than the current classification should apply. In 2001 one such issue in Hungary was successfully resolved. The group still has similar issues outstanding before the Polish and Romanian Customs Authorities. At this time it is not possible to quantify the risk of a negative outcome in these cases.

The Swiss Competition Authority has sent a questionnnaire asking for information relating to the company's relationship with Feldschloschen, one of the company's largest wholesalers in Switzerland, and practices in the future consumption channel in general. In the absence of formal proceedings being instituted by the Swiss Competition Authority it is not possible to quantify the likelihood or materiality of any potential fines or restriction of the company's practices.

There are no other material litigation issues pending against group companies.

27 Post balance sheet events

Acquisition of bottling operations in Estonia, Latvia and Lithuania

The acquisition of bottling operations in Estonia, Latvia and Lithuania from The Coca-Cola Company was completed on 2 January 2002.

Details of the acquisition are as follows:

	€ million
Tangible fixed assets	18.4
Other non-current assets	0.1
Inventories	3.9
Cash and cash equivalents	2.3
Long term borrowings	(30.1)
Other current assets	10.2
Other current liabilities	(10.2)
Minority interests	(0.1)
Fair value of net tangible assets acquired	(5.5)
Goodwill arising on acquisition	12.7
Fair value of net assets acquired	7.2
Cash paid to shareholders	7.1
Costs of acquisition	0.1
Total consideration	7.2

Notes to the financial statements continued

For the year ended 31 December 2001

28 Pro forma information

For the year ended 31 December 2000

Selected financial information has been presented on a pro forma basis. This has been presented in order to facilitate a meaningful basis for understanding the trading position of the group, and for comparative information for future years. Pro forma adjustments to the profit and loss account have been made to reflect the following items:

a) The results of Coca-Cola Beverages plc ("CCB") have been included as a pro forma adjustment, to reflect the financial performance of the group had it been owned by Coca-Cola HBC ("CCHBC") from 1 January 2000.

b) As a result of the acquisition of CCB by Hellenic Bottling Company S.A. ("HBC"), an additional £249m (€416m) debt was taken on by the group. This was for the "cash election alternative" offered to CCB shareholders, as an alternative to taking up shares in the merged entity. Interest has been calculated at 5% on the borrowings, for the period up to the date of merger for 2000. This is reflected in finance costs in the income statements. A tax benefit on this interest expense at 35% has also been calculated. This tax benefit is reflected in the taxation line of the income statement.

c) Pro forma amortisation of goodwill has been calculated to reflect the effect of the acquisition of CCB by HBC, had the acquisition taken place on the first day of the period presented.

Pro forma adjustments to the balance sheet reflect the following:

Pro forma debt has been reflected to show the impact of the merger on the capital structure of the group. €416m of debt has been included, being the debt borne by the group to reflect the cash alternative offered to shareholders of CCB as an alternative to taking up shares in CCHBC.

The published accounts of CCB were prepared under UK GAAP. Adjustments have been made to reflect International Accounting Standards for the pro forma information presented.

The principal differences between UK GAAP and IAS, as far as they relate to CCB, are as follows:

a) UK GAAP permits the non-amortisation of goodwill when the directors believe that it does not have a finite useful life. The directors of CCB considered that the non-amortisation of goodwill was appropriate as it was supported by the bottler's agreement that each subsidiary has with The Coca-Cola Company ("TCCC"). Under IAS, goodwill must be amortised to zero value over its useful life, with a presumption that the useful life does not exceed 20 years. An adjustment has been calculated which amortises existing CCB goodwill, as required by IAS. The useful life used was 20 years, consistent with the policy of HBC.

b) Deferred tax was provided under UK GAAP using the partial provision method, whereas IAS requires that deferred tax is provided in full for all temporary differences using the full provision method. An adjustment has been made to the balance sheet and income statement for 1999 to reflect this.

c) Pension obligations of defined benefit plans were calculated for certain CCB countries under UK GAAP by discounting benefit obligations. IAS prescribes actuarial use of the projected unit credit method to measure obligations and costs. Adjustments have been made to reflect this in the income statement and balance sheet of CCB.

Notes to the financial statements continued
For the year ended 31 December 2001

28 Pro forma information *continued*

Pro forma income statement

	Year ended 31 December 2000			
	Coca-Cola HBC € million	CCB (Jan-Aug) € million	Other pro forma adjustments € million	Pro forma total € million
Sales	**2,072.4**	**1,118.1**	**–**	**3,190.5**
Cost of goods sold	(1,319.9)	(727.1)	–	(2,047.0)
Gross profit	**752.5**	**391.0**	**–**	**1,143.5**
Exceptional operating income	14.5	–	–	14.5
Operating expenses	(618.0)	(351.1)	–	(969.1)
Amortisation of goodwill	(67.0)	(31.9)	(10.0)	(108.9)
Total net operating expenses	**(670.5)**	**(383.0)**	**(10.0)**	**(1,063.5)**
Operating profit/(loss)	**82.0**	**8.0**	**(10.0)**	**80.0**
Finance costs	(55.6)	(25.3)	(13.5)	(94.4)
Share of results of associates	1.6	–	–	1.6
Profit on sale of associate	24.7	–	–	24.7
Profit/(loss) before taxation	**52.7**	**(17.3)**	**(23.5)**	**11.9**
Taxation	(45.8)	(15.6)	4.7	(56.7)
Profit/(loss) after taxation	**6.9**	**(32.9)**	**(18.8)**	**(44.8)**
Minority interests	(0.1)	(1.3)	–	(1.4)
Net profit/(loss)	**6.8**	**(34.2)**	**(18.8)**	**(46.2)**

Glossary of terms

The following definitions apply throughout the annual report and accounts unless the content requires otherwise:

'alcohol-free beverages'
All non-milk based carbonated and still non-alcoholic beverages

'key bottler'
A bottler designated by TCCC as being 'a select business partner of the Coca-Cola System, in which TCCC holds an equity interest, whose strategic goals are aligned with those of TCCC, with strong financial and management resources and a commitment to long term growth'

'bottler's agreement'
An agreement between TCCC and a bottler of TCCC which governs the rights and obligations of the parties in relation to the manufacture, packaging, distribution and sale of TCCC beverages in a specified geographic area

'bottling rights'
The rights conferred by a bottler's agreement to manufacture, package and/or distribute and sell TCCC beverages in beverage packages other than cans

'canning rights'
The rights conferred by TCCC to manufacture, package and/or distribute and sell TCCC beverages in cans

'CCB'
Coca-Cola Beverages plc and its subsidiaries

'CCHBC'
Coca-Cola HBC and, as the context may require, its subsidiaries and joint venture

'Coca-Cola system'
TCCC, together with all the bottlers of TCCC beverages

'cold drink equipment'
A generic term encompassing point of sale equipment such as coolers (refrigerators), vending machines and postmix machines

'concentrate'
The concentrates and beverage bases supplied by TCCC (or its designee) to bottlers of TCCC beverages for their manufacture of TCCC beverages

'EBITDA'
Earnings before interest, tax, depreciation and amortisation

'functional currency'
The currency used, under IAS GAAP, to report the financial results of a subsidiary undertaking. This is the currency of the country except where the country has hyper-inflation in which case, it is the US$

'group'
Coca-Cola HBC, its subsidiaries and joint venture

'HBC'
Hellenic Bottling Company S.A. and its subsidiary undertakings prior to being renamed Coca-Cola HBC

'hyper-inflation'
Inflation at a three year cumulative rate approaching, or in excess of, 100% (approximately 26% per year compounded annually)

'IAS'
Accounting standards of the International Accounting Standards Board

'Italy'
The northern and central regions of Italy served by Coca-Cola HBC

'per capita consumption'
Average number of servings consumed per person, per year in a specific market. Coca-Cola HBC's per capita consumption is calculated by multiplying our unit case volume by 24 and dividing by the population

'PET'
Polyethyleneterapthalate, a form of polyester used to manufacture beverage bottles

'returnable containers'
Containers that are delivered to customers and are usually returned to the operation to be refilled and re-delivered to customers. Returnable containers are bottles (glass and RefPET), cases and tanks

'ROTA'
Return on tangible assets, a key indicator of performance, focusing on the returns from the productive capital invested in the business. The measure excludes goodwill and the amortisation of goodwill

'Russia'
The regions of Russia served by Coca-Cola HBC; previously Oryel and Siberia. On 26 November 2001, Coca-Cola HBC finalised the purchase from TCCC of its bottling operations in the Russian Federation

'serving'
237ml of a beverage

'SIB agreement'
The Coca-Cola Company standard international bottler's agreement used in relation to all Coca-Cola HBC countries: Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Federal Republic of Yugoslavia, FYROM, Greece, Hungary, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland, Poland, Republic of Ireland, Romania, Russia, Slovak Republic, Slovenia, Switzerland and Ukraine

'TCCC'
The Coca-Cola Company and, as the context may require, its subsidiaries

'UK GAAP'
Generally accepted accounting principles in the United Kingdom

'unit case'
Approximately 5.678 litres or 24 servings, being a typically used measure of volume


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